    As filed with the Securities and Exchange Commission on April 22, 2002

                                                          Registration No. 333-

================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                               -----------------

                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               -----------------

                            MOHAWK INDUSTRIES, INC.
            (Exact name of registrant as specified in its charter)

                               -----------------

         Delaware                    2273                   52-1604305
      (State or other          (Primary Standard              (I.R.S.
      jurisdiction of      Industrial Classification  Employer Identification
     incorporation or            Code Number)                  No.)
       organization)

                          160 S. Industrial Boulevard
                          Calhoun, Georgia 30703-7002
                           Telephone: (706) 629-7721
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               -----------------

                                 John D. Swift
                          160 S. Industrial Boulevard
                          Calhoun, Georgia 30703-7002
                           Telephone: (706) 629-7721
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                With copies to:

                            Alexander W. Patterson
                                R. David Patton
                               Alston & Bird LLP
                              One Atlantic Center
                        1201 W. Peachtree Street, N.E.
                            Atlanta, Georgia 30309
                           Telephone: (404) 881-7000
                           Facsimile: (404) 881-4777

                               -----------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

   If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
                                                        Proposed        Proposed
                                                        Maximum          Maximum       Amount of
Title of Each Class of Securities to be Amount to be Offering Price     Aggregate     Registration
              Registered                 Registered   per Note(1)   Offering Price(1)    Fee(2)
--------------------------------------------------------------------------------------------------
    6.50% Notes due 2007, Series C..... $300,000,000      100%        $300,000,000      $27,600
--------------------------------------------------------------------------------------------------
    7.20% Notes due 2012, Series D..... $400,000,000      100%        $ 400,000,000     $ 36,800
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(f) under the Securities Act of 1933, as amended, based upon the book value (aggregate outstanding principal amount) of such securities.
(2) Calculated by multiplying the aggregate offering amount by .000092

                               -----------------

   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                  SUBJECT TO COMPLETION, DATED APRIL 22, 2002

PROSPECTUS

                                 [LOGO] MOHAWK
                                INDUSTRIES, INC.

     Offer to Exchange $300,000,000 of Its 6.50% Notes Due 2007, Series C,
            and $400,000,000 of Its 7.20% Notes Due 2012, Series D, Registered under the Securities Act, for $300,000,000 of Its Outstanding
         Unregistered 6.50% Notes Due 2007, Series A and $400,000,000 of Its Outstanding Unregistered 7.20% Notes Due 2012, Series B

                 This exchange offer will expire at 5:00 p.m.,
             New York City time, on       , 2002, unless extended.

..   We are offering to exchange $300 million aggregate principal amount of registered 6.50% notes due April 15, 2007, Series C and $400 million aggregate principal amount of registered 7.20% notes due April 15, 2012, Series D, registered under the Securities Act of 1933, which are collectively referred to in this prospectus as the new notes, for all $300 million aggregate principal amount of outstanding unregistered 6.50% notes due April 15, 2007, Series A and all $400 million aggregate principal amount of outstanding unregistered 7.20% notes due April 15, 2012, Series B, which are collectively referred to in this prospectus as the old notes. We refer to the new notes and the old notes collectively as the notes.

..   The terms of the new notes will be substantially identical to the old notes that we issued on April 2, 2002, except that the new notes will be registered under the Securities Act and will not be subject to transfer restrictions or registration rights. The old notes were issued in reliance upon an available exemption from the registration requirements of the Securities Act.

..   We will pay interest on the new notes on each April 15 and October 15, beginning October 15, 2002.

..   Subject to the terms of this exchange offer, we will exchange the new notes for all old notes that are validly tendered and not withdrawn prior to the expiration of this exchange offer. The exchange offer is not conditioned upon the exchange of a minimum principal amount of old notes.

..   The exchange of old notes for new notes in this exchange offer should not be a taxable event for U.S. federal income tax purposes.

..   We will not receive any proceeds from this exchange offer.

..   We do not intend to list the new notes on any securities exchange.

   Investing in the new notes involves risks. You should consider carefully the risk factors beginning on page 8 of this prospectus before tendering your old notes in this exchange offer.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the new notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

   Each broker-dealer that receives new notes for its own account pursuant to this exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes if the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. We have agreed that, starting on the date we issue the new notes and ending no later than the close of business on the date which is 180 days after completion of this exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any resale. See "Plan of Distribution."

                  The date of this prospectus is       , 2002

                               TABLE OF CONTENTS

                                                                   Page
                                                                   No.
                                                                   ----
         Important Information About This Prospectus..............   i
         Where You Can Find More Information......................  ii
         Cautionary Statement Regarding Forward-Looking Statements iii
         Prospectus Summary.......................................   1
         Risk Factors.............................................   8
         Use of Proceeds..........................................  14
         This Exchange Offer......................................  15
         Description of the Notes.................................  23
         Material United States Federal Income Tax Considerations.  36
         Plan of Distribution.....................................  39
         Legal Matters............................................  39
         Experts..................................................  39

                  IMPORTANT INFORMATION ABOUT THIS PROSPECTUS

   You should rely only on the information set forth in this prospectus and incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus and that the information incorporated by reference in this prospectus is accurate only as of its date. Our business, financial condition, results of operations and prospects may have changed since the date of any such information.

   We are not making this exchange offer to, and we will not accept surrenders for exchange from, holders of old notes in any jurisdiction in which this exchange offer or the acceptance of this exchange offer would violate the securities or other laws of that jurisdiction.

   Unless the context otherwise requires, as used in this prospectus:

  . the terms "Mohawk," "our," and "we" refer to the combined entities of Mohawk Industries, Inc. and its subsidiaries;

  . the term "old notes" refers to the 6.50% notes due 2007, Series A and the 7.20% notes due 2012, Series B that we issued on April 2, 2002;

  . the term "new notes" refers to the 6.50% notes due 2007, Series C and the 7.20% notes due 2012, Series D that we registered under the Securities Act and that we are offering in exchange for the old notes; and

  .   the term "notes" refers to the old notes and the new notes, collectively.

                      WHERE YOU CAN FIND MORE INFORMATION

   We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with the Exchange Act, we file reports, proxy statements and other information with the SEC. The reports, proxy statements and other information can be inspected and copied at the public reference facilities that the SEC maintains at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional office located at Suite 900, 175 W. Jackson Blvd., Chicago, Illinois 60604. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the SEC at the principal offices of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including Mohawk. Our SEC filings are also available at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

   We "incorporate by reference" in this prospectus the information filed by us with the SEC, which means that we disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus and information that we subsequently file with the SEC will automatically update and supercede the information in this prospectus and in our other filings with the SEC. We incorporate by reference the documents listed below, which we have already filed with the SEC, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the offering of the new notes contemplated by this prospectus is terminated:

  . Mohawk's Annual Report on Form 10-K for the fiscal year ended December 31, 2001; and

  . Mohawk's Current Reports on Form 8-K dated February 7, February 8, March 19, March 20, and April 15, 2002.

   You may request a copy of these filings, other than an exhibit to a filing, unless that exhibit is specifically incorporated by reference into the filing, at no cost, and a copy of the indenture and the exchange and registration rights agreement by writing or calling us at the following address:

                                 Mohawk Industries, Inc.
                                 Attn: Jerry L. Melton
                                 160 S. Industrial Blvd.
                                 Calhoun, Georgia 30703-7002
                                 (706) 629-7721

   We have agreed that, if we are not subject to the informational requirements of Sections 13 or 15(d) of the Exchange Act at any time while the old notes constitute "restricted securities" within the meaning of the Securities Act, we will furnish to holders and beneficial owners of the old notes and to prospective purchasers designated by such holders the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act to permit compliance with Rule 144A in connection with resales of the old notes.

   If you would like to request documents, please do so no later than       ,
2002 in order to receive the documents before this exchange offer expires on , 2002.

   Information contained in this prospectus supplements, modifies or supersedes, as applicable, the information contained in earlier-dated documents incorporated by reference. Information in documents that we file with the SEC after the date of this prospectus will automatically update and supersede information in this prospectus or in earlier-dated documents incorporated by reference.

   If we have referred in this prospectus to any contracts, agreements or other documents and have incorporated any of those contracts, agreements or documents in this prospectus or have filed them as exhibits to the registration statement, you should read the relevant document for a more complete understanding of the document or matter involved.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus and the information incorporated by reference in this prospectus contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, particularly those statements regarding the effects of the recently completed acquisition of Dal-Tile International Inc., and those preceded by, followed by, or that otherwise include, the words "believes," "expects," "anticipates," "intends," "estimates," or similar expressions. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements relating to expectations about future results or events are based upon information available to us as of the date of this prospectus, and we assume no obligation to update any of these statements. The forward-looking statements are not guarantees of our future performance and actual results may vary materially from the results and expectations discussed. Risks and uncertainties that could cause actual results to vary materially include, but are not limited to the following:

  .   conditions in the financial markets;

  .   the successful integration of Dal-Tile into our business;

  .   declines in residential or commercial construction activity;

  . increased competition from other carpet, rug, ceramic tile and floorcovering manufacturers;

  .   our ability to compete in the highly competitive floorcovering industry;

  . changes in economic conditions generally in the carpet, rug, ceramic tile and other floorcovering markets served by us;

  .   increases in raw material prices;

  .   the timing and level of capital expenditures;

  . the successful integration of acquisitions including the challenges inherent in diverting management attention and resources from other strategic matters and from operational matters for an extended period of time; and

  .   the successful introduction of new products.

   For additional information that could cause actual results to vary materially from those described in the forward-looking statements, you should refer to the information contained in "Risk Factors" and the periodic filings made by Mohawk with the SEC under the Exchange Act. See "Where You Can Find More Information."

                              PROSPECTUS SUMMARY

   This brief summary highlights selected information from this prospectus. It may not contain all the information that is important to you. For a more complete understanding of this exchange offer, our company, and the new notes, we encourage you to read this entire prospectus carefully, including the risk factors and the other documents referred to in this prospectus.

                                    Mohawk

   We are the leading producer of floorcovering products for residential and commercial applications in the United States. We are the second largest carpet and rug manufacturer, and a leading manufacturer, marketer and distributor of ceramic tile and natural stone, in the United States. On a pro forma basis after giving effect to our acquisition of Dal-Tile, the related financing transactions and our issuance of the old notes (collectively, "the Transactions"), we had annual net sales in 2001 of approximately $4.5 billion.

   Through our carpet and rug business, we design, manufacture and market carpet and rugs in a broad range of colors, textures and patterns and are a leading producer of woven and tufted broadloom carpet and rugs for principally residential applications. We position our products in all price ranges and emphasize quality, style, performance and service. We are widely recognized through our premier brand names, which include some of the most recognized names in the industry, such as "Mohawk," "Karastan," "Aladdin," and "Bigelow." We market and distribute our carpet and rug products through over 30,000 customers, which include independent carpet retailers, home centers, mass merchandisers, department stores, commercial dealers and commercial end users. Some products are also marketed through private labeling programs. Our carpet and rug operations are vertically integrated from the extrusion of resin and post-consumer plastics into fiber, to the conversion of fiber into yarn and to the manufacture and shipment of finished carpet and rugs.

   We recently acquired a significant portion of our ceramic tile business through our acquisition of Dal-Tile. Through our ceramic tile business, we design, manufacture and market a broad line of wall, floor, quarry and mosaic tile products used in the residential and commercial markets for both new construction and remodeling. Most of our ceramic tile products are marketed under the "daltile" and "American Olean" brand names. Our ceramic tile business is organized into three strategic business units: company-operated sales and service centers, independent distributors and home center retailers. Our company-operated sales center unit maintains over 200 sales and service centers in the United States, Canada and Puerto Rico. Our independent distributor unit distributes the American Olean brand through approximately 200 independent distributor locations and five company-operated sales and service centers serving a variety of residential and commercial customers. Our home center retailer unit supplies products to more than 2,000 home center retail outlets. Each business unit has a dedicated sales force supporting that unit. Additionally, we have showroom and design centers in Atlanta, Georgia and Dallas, Texas, where customers of local builders, remodelers, architects, designers and contractors may view and select ceramic tile and natural stone for their building projects.

   Our principal executive offices are located at 160 S. Industrial Boulevard, Calhoun, Georgia 30703-7002. Our telephone number at that address is (706) 629-7721.

                        Summary Selected Financial Data

   The following table sets forth the selected financial data of Mohawk for the periods indicated, which information is derived from the historical consolidated financial statements of Mohawk for these periods. On July 23, 1997, Mohawk acquired certain assets of Diamond Rug & Carpet Mills, Inc. and other assets owned by Diamond's principal shareholders using the purchase method of accounting. On November 12, 1998, Mohawk acquired all of the outstanding capital stock of World Carpets, Inc. in exchange for approximately
4.9 million shares of Mohawk's common stock in a transaction recorded using the pooling-of-interests method of accounting. On January 29, 1999, Mohawk acquired certain assets and assumed certain liabilities of Image Industries, Inc. The acquisition was recorded using the purchase method of accounting. On March 9, 1999, Mohawk acquired all of the outstanding capital stock of Durkan Patterned Carpets, Inc. in exchange for approximately 3.1 million shares of Mohawk's common stock in a transaction recorded using the pooling-of-interests method of accounting. On November 14, 2000, Mohawk acquired certain fixed assets and inventory of Crown Crafts, Inc. The acquisition was accounted for using the purchase method of accounting. All financial data have been restated to include the accounts and results of operations of World and Durkan. The selected financial data should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Mohawk's consolidated financial statements and notes thereto, both of which are incorporated herein by reference.

                                                                          At or for the Years Ended December 31,
                                                                    --------------------------------------------------
                                                                       1997      1998      1999      2000      2001
                                                                    ---------- --------- --------- --------- ---------
                                                                          (In thousands, except per share data)
Statement of earnings data:
Net sales.......................................................... $2,521,297 2,848,810 3,211,575 3,404,034 3,445,945
Cost of sales......................................................  1,961,433 2,167,523 2,434,716 2,581,185 2,613,043
                                                                    ---------- --------- --------- --------- ---------
  Gross profit.....................................................    559,864   681,287   776,859   822,849   832,902
Selling, general and administrative expenses.......................    383,523   432,191   482,062   505,734   505,745
Carrying value reduction of property, plant and equipment and other
 assets (a)........................................................      5,500     2,900        --        --        --
Class action legal settlement (b) . ...............................         --        --        --     7,000        --
Compensation expense for stock option exercises (c)................      2,600        --        --        --        --
                                                                    ---------- --------- --------- --------- ---------
  Operating income.................................................    168,241   246,196   294,797   310,115   327,157
                                                                    ---------- --------- --------- --------- ---------
Interest expense...................................................     36,474    31,023    32,632    38,044    29,787
Acquisition costs--World Merger (d)................................         --    17,700        --        --        --
Other expense, net.................................................        338     2,667     2,266     4,442     5,954
                                                                    ---------- --------- --------- --------- ---------
                                                                        36,812    51,390    34,898    42,486    35,741
                                                                    ---------- --------- --------- --------- ---------
  Earnings before income taxes.....................................    131,429   194,806   259,899   267,629   291,416
Income taxes.......................................................     51,866    79,552   102,660   105,030   102,824
                                                                    ---------- --------- --------- --------- ---------
  Net earnings..................................................... $   79,563   115,254   157,239   162,599   188,592
                                                                    ========== ========= ========= ========= =========
Basic earnings per share (e)....................................... $     1.33      1.91      2.63      3.02      3.60
                                                                    ========== ========= ========= ========= =========
Weighted-average common shares outstanding (e).....................     59,962    60,393    59,730    53,769    52,418
                                                                    ========== ========= ========= ========= =========
Diluted earnings per share (e) . . . . ............................ $     1.32      1.89      2.61      3.00      3.55
                                                                    ========== ========= ========= ========= =========
Weighted-average common and dilutive potential common shares
 outstanding (e)...................................................     60,453    61,134    60,349    54,255    53,141
                                                                    ========== ========= ========= ========= =========

                                                 At or for the Years Ended December 31,
                                           --------------------------------------------------
                                              1997      1998      1999      2000      2001
                                           ---------- --------- --------- --------- ---------
                                                    (In thousands, except ratio data)
Balance sheet data:
Working capital........................... $  389,378   438,474   560,057   427,192   449,361
Total assets..............................  1,233,361 1,405,486 1,682,873 1,795,378 1,768,485
Long-term debt (including current portion)    402,854   377,089   596,065   589,828   308,433
Stockholders' equity......................    493,841   611,059   692,546   754,360   948,551
Other financial data:
Ratio of earnings to fixed charges (f)....       3.95      5.62      6.66      5.97      7.48

--------
(a) During 1997, Mohawk recorded a charge of $5.5 million arising from a revision in the estimated fair value of certain property, plant and equipment held for sale based on current appraisals and other market information related to a mill closing in 1995. During 1998, Mohawk recorded a charge of $2.9 million for the write-down of assets to be disposed of relating to the acquisition of World.
(b) Mohawk recorded a one-time charge of $7.0 million in 2000, reflecting the settlement of two class action lawsuits.
(c) A charge of $2.6 million was recorded in 1997, for income tax reimbursements to be made to certain executives related to the exercise of stock options granted in 1988 and 1989 in connection with Mohawk's 1988 leveraged buyout.
(d) Mohawk recorded a one-time charge of $17.7 million in 1998 for transaction expenses related to the World merger.
(e) The board of directors declared a 3-for-2 stock split on October 23, 1997, which was paid on December 4, 1997 to holders of record on November 4, 1997. Earnings per share and weighted-average common share data have been restated to reflect the split.
(f) Earnings are defined as earnings before income taxes plus fixed charges less capitalized interest. Fixed charges are defined as interest expensed and capitalized plus interest within rent expense, which is estimated to be one-third of rent expense.

                              This Exchange Offer

Background..................  We issued the old notes in a private offering on
                              April 2, 2002 that was exempt from the SEC's registration requirements. In connection with that private offering, we entered into an exchange and registration rights agreement in which we agreed, among other things, to deliver this prospectus to you and to complete an exchange offer for the old notes.

General.....................  We are offering to exchange the new notes for a like principal amount of old notes. Old notes may be tendered, and new notes will be issued, only in integral multiples of $1,000 principal amount. Currently, there are $300 million in principal amount of 6.50% notes due 2007, Series A outstanding and $400 million in principal amount of 7.20% notes due 2012, Series B outstanding.

                              The terms of the new notes are identical in all material respects to the terms of the old notes except that the new notes are registered under the Securities Act and generally are not subject to transfer restrictions or registration rights.

Resale of new notes.........  We believe that you can resell and transfer your new notes without registering them under the Securities Act and delivering a prospectus if:

                              .  you are acquiring the new notes in the
                                 ordinary course of your business for
                                 investment purposes;

                              . you are not engaged in, do not intend to engage in and have no arrangement or understanding with anyone to participate in a distribution of the new notes (as defined in the Securities Act); and

                              . you are not an affiliate of Mohawk as defined in Rule 405 under the Securities Act.

                              Our belief is based on interpretations expressed in some of the SEC's no-action letters to other issuers in similar exchange offers. However, we cannot guarantee that the SEC would make a similar decision about this exchange offer. If our belief is wrong, or if you cannot truthfully make the necessary representations, and you transfer any new note received in this exchange offer without meeting the registration and prospectus delivery requirements of the Securities Act or without an exemption from these requirements, then you could incur liability under the Securities Act. We are not indemnifying you for any liability that you may incur under the Securities Act.

                              If you are a broker-dealer that will receive new notes for your own account in exchange for old notes that you acquired as a result of your market-making or other trading activities, you will be required to acknowledge in the letter of transmittal that you will deliver a prospectus in connection with any resale of the new notes. By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. A broker-dealer may use this prospectus for an offer to resell or otherwise transfer the new notes. We have agreed that, for a period of up to 180 days after the completion of this exchange offer, we will make this prospectus and any amendment or supplement to this prospectus available to any broker-dealer for use in connection with any resale.

Consequences of failure to
  exchange..................  Old notes that are not tendered in the exchange offer or that are not accepted for exchange will continue to bear legends restricting their transfer. You will not be able to offer or sell the old notes unless:

                              . each offer or sale is made pursuant to an exemption from the requirements of the Securities Act; or

                              .  the old notes are registered under the
                                 Securities Act.

                              After the exchange offer is closed, we will no longer have an obligation to register the old notes except in some limited circumstances. See "Risk Factors--Risks Related to the Notes and the Exchange Offer--If you fail to properly exchange your old notes for new notes, you will continue to hold notes subject to transfer restrictions, and the liquidity of the trading market for any untendered old notes may be substantially limited."

Expiration date.............  This exchange offer will expire at 5:00 p.m., New
                              York City time, on         , 2002, unless we
                              extend it. We do not currently intend to extend the expiration date.

Withdrawal of tenders.......  You may withdraw the surrender of your old notes at any time prior to the expiration date.

Conditions to this exchange
  offer.....................  This exchange offer is subject to customary conditions, which we may assert or waive. See "This Exchange Offer--Conditions to this Exchange Offer."

Procedures for tendering....  If you wish to accept this exchange offer and your old notes are held by a custodial entity such as a bank, broker, dealer, trust company or other nominee, you must instruct the custodial entity to tender your old notes on your behalf pursuant to the procedures of the custodial entity. If your old notes are registered in your name, you must complete, sign and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You then must mail or otherwise deliver the letter of transmittal, or a facsimile of the letter of transmittal, together with the old notes and any other required documents, to the exchange agent at the address set forth on the cover page of the letter of transmittal. The blue letter of transmittal should be used to tender old notes due 2007 and the yellow letter of transmittal should be used to tender old notes due 2012.

                              Custodial entities that are participants in The Depository Trust Company, or DTC, must tender old notes through DTC's Automated

                              Tender Offer Program, or ATOP. ATOP enables a custodial entity, and the beneficial owner on whose behalf the custodial entity is acting, to electronically agree to be bound by the letter of transmittal. A letter of transmittal need not accompany tenders effected through ATOP.

                              By tendering your old notes in either of these manners, you will make and agree to the representations that appear under "This Exchange Offer--Purpose and Effect of this Exchange Offer."

Closing.....................  The new notes will be issued in exchange for corresponding old notes in this exchange offer, if consummated, on the first business day following the expiration date of this exchange offer or as soon as practicable after that date.

Taxation....................  The exchange of old notes for new notes in this exchange offer should not be a taxable event for U.S. federal income tax purposes. See "Material United States Federal Income Tax Considerations."

Exchange agent..............  Wachovia Bank, National Association is the
                              exchange agent for this exchange offer. The address and telephone number of the exchange agent are set forth under the caption "This Exchange Offer--Exchange Agent."

                                 The New Notes

   The new notes have the same financial terms and covenants as the old notes, which are as follows:

Issuer......................  Mohawk Industries, Inc.

Notes Offered...............  $300 million in principal amount of 6.50% notes due 2007, Series C; $400 million in principal amount of 7.20% notes due 2012, Series D.

Maturity....................  April 15, 2007 for notes due 2007;
                              April 15, 2012 for notes due 2012.

Interest....................  Interest on the new notes will accrue at the rate of 6.50% per annum on the notes due 2007 and 7.20% per annum on the notes due 2012 from the most recent date to which interest on the old notes has been paid or, if no interest has been paid, from the issue date of the old notes. We will pay interest on the new notes on April 15 and October 15 of each year, beginning on October 15, 2002. Holders whose old notes are accepted for exchange will be deemed to have waived the right to receive any interest accrued on the old notes.

Ranking.....................  The new notes will be our senior unsecured obligations and will rank equally with all of our other existing and future senior unsecured indebtedness and senior to our subordinated indebtedness. The new notes will effectively rank junior to all secured indebtedness to the extent of such security and certain other liabilities of our subsidiaries. See "Description of the Notes."

Optional redemption.........  We may redeem all or a portion of each series of the new notes from time to time at a price equal to the greater of:

                              . 100% of the principal amount of the new notes to be redeemed; or

                              . the sum of the present value of the remaining principal amount and interest on the new notes being redeemed, plus a make-whole premium, in each case plus accrued and unpaid interest to the redemption date.

                              See "Description of the Notes--Optional
                              Redemption."

Restrictive covenants.......  The indenture governing the new notes restricts our ability to create liens, enter into sale and leaseback transactions and limits our ability to consolidate, merge or dispose of our assets substantially as an entirety.

Use of Proceeds.............  We will not receive any proceeds from this exchange offer.

Governing Law...............  The new notes and the indenture will be governed by the laws of the State of New York.

Trustee, Transfer Agent, and
  Book-Entry Depository.....  Wachovia Bank, National Association

                                 Risk Factors

   You should read the section entitled "Risk Factors," as well as the other cautionary statements throughout this prospectus, to ensure you understand the risks associated with tendering your old notes in this exchange offer and receiving new notes.

                                 RISK FACTORS

   Before you tender your old notes, you should consider the following risk factors in addition to the other information included or incorporated by reference in this prospectus. Any of the following risks could harm our business and financial results and cause the value of the notes to decline, which in turn could cause you to lose all or part of your investment. The risks below are not the only ones facing our company. Additional risks not presently known to us or that we presently deem immaterial also may harm our business and financial results.

Risks Related to the Notes and the Exchange Offer

  If you fail to properly exchange your old notes for new notes, you will continue to hold notes subject to transfer restrictions, and the liquidity of the trading market for any untendered old notes may be substantially limited.

   We will only issue new notes in exchange for old notes that you timely and properly tender. You should allow sufficient time to ensure timely delivery of the old notes, and you should carefully follow the instructions on how to tender your old notes set forth under "This Exchange Offer--Procedures for Tendering" and in the letter of transmittal that accompanies this prospectus. Neither we nor the exchange agent are required to notify you of any defects or irregularities relating to your tender of old notes.

   If you do not exchange your old notes for new notes in this exchange offer, the old notes you hold will continue to be subject to the existing transfer restrictions. In general, you may not offer or sell the old notes except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not plan to register the old notes under the Securities Act. If you continue to hold any old notes after this exchange offer is completed, you may have trouble selling them because of these restrictions on transfer.

   In addition, we anticipate that most holders of old notes will elect to participate in this exchange offer. Consequently, we expect that the liquidity of the market for the old notes after completion of this exchange offer may be substantially limited.

  If an active trading market does not develop for the new notes, you may be unable to sell the new notes or to sell them at a price you deem sufficient.

   The new notes will be new securities for which no established trading market currently exists. We do not intend to list the new notes on any securities exchange. Securities dealers who were the initial purchasers of the old notes have advised us that they intend to make a market in the new notes, but they are not obligated to do so and may discontinue market-making at any time without notice.

   The liquidity of any market for the new notes will depend upon various factors, including:

  .   the number of holders of the new notes;

  .   the interest of securities dealers in making a market for the new notes;

  .   the overall market for investment grade securities;

  .   our financial performance and prospects; and

  .   the prospects for companies in our industry generally.

   Even if a trading market develops, the new notes may trade at higher or lower prices than their principal amount or purchase price, depending on many factors, including:

  .   prevailing interest rates;

  .   the number of holders of the new notes;

  .   the market for similar debt securities; and

  .   our financial performance.

   Finally, if a large number of holders of old notes do not tender old notes or tender old notes improperly, only a limited amount of new notes would be outstanding after we complete this exchange offer, which could adversely affect the development and viability of a market for the new notes.

  We are a holding company with no independent operations and, accordingly, will depend on the cash flow of our subsidiaries to satisfy our obligations under the notes.

   We are a holding company with no independent operations, sources of income or assets, other than our equity interests in our subsidiaries. Accordingly, we will depend on payments on intercompany loans to our subsidiaries or other distributions or payments to us by our subsidiaries to make payments on the notes. These subsidiaries are separate legal entities that have no obligation to pay any amounts due pursuant to the notes. Consequently, we cannot assure you that the amounts we receive from our subsidiaries will be sufficient to enable us to service our obligations under the notes.

  Some holders who exchange old notes may be deemed to be underwriters.

   If you exchange old notes in this exchange offer for the purpose of participating in a distribution of the new notes, you may be deemed to have received restricted securities. If so, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Risks Related to Our Company

  Our debt level may limit our financial flexibility.

   As of December 31, 2001, on a pro forma basis after giving effect to the Transactions, we had approximately $1.3 billion of total debt and a total debt to total capitalization ratio of 41.9%. We may incur additional debt in the future, including in connection with other acquisitions. The level of our debt could have several important effects on our future operations, including, among others:

  . an increased portion of our cash flow from operations will be dedicated to the payment of principal and interest on the debt and will not be available for other purposes;

  . covenants in existing debt arrangements and covenants related to any debt we may incur in the future may require us to meet financial tests and limit our flexibility in planning for and reacting to changes in our business, including possible acquisition opportunities;

  . our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes may be limited;

  . we may be at a competitive disadvantage to similar companies that have less debt; and

  . our vulnerability to adverse economic and industry conditions may increase.

  The failure to integrate Mohawk and Dal-Tile successfully by managing the challenges of that integration may result in our not achieving the anticipated potential benefits of the merger.

   We will face challenges in consolidating functions, integrating our organizations, procedures, operations and product lines in a timely and efficient manner and retaining key personnel.

   These challenges will result principally because, prior to the Transactions, the two companies:

  .   maintained executive offices in different locations;

  . manufactured and sold different types of products through different distribution channels;

  .   conducted their businesses from various locations;

  . maintained different operating systems and software on different computer hardware; and

  . had different employment and compensation arrangements for their employees.

   In addition, Dal-Tile has a significant manufacturing operation in Mexico and, prior to the Transactions, we have not operated a manufacturing facility outside of the United States. As a result, the integration will be complex and will require additional attention from members of management. The diversion of management attention and any difficulties encountered in the transition and integration process could have a material adverse effect on our revenues, level of expenses and operating results.

  Our industry is cyclical and prolonged declines in residential or commercial construction activity could have a material adverse effect on our business.

   The U.S. floorcovering industry is highly dependent on residential and commercial construction activity, including new construction as well as remodeling. New construction activity and remodeling to a lesser degree, are cyclical in nature and a prolonged decline in residential or commercial construction activity could have a material adverse effect on our business, financial condition and results of operations. Construction activity is significantly affected by numerous factors, all of which are beyond our control, including:

  .   national and local economic conditions;

  .   interest rates;

  .   housing demand;

  .   employment levels;

  .   changes in disposable income;

  .   financing availability;

  .   commercial rental vacancy rates;

  .   federal and state income tax policies; and

  .   consumer confidence.

   The U.S. construction industry has experienced significant downturns in the past, which have adversely affected suppliers to the industry, including suppliers of floorcoverings. The industry could experience similar downturns in the future, which could have a negative impact on our business, financial condition and results of operations.

  We face intense competition in our industry, which could decrease demand for our products and could have a material adverse effect on our profitability.

   The industry is highly competitive. We face competition from a large number of domestic and foreign manufacturers and independent distributors of floorcovering products. Some of our existing and potential competitors may be larger and have greater resources and access to capital than we do. Maintaining our competitive position may require us to make substantial investments in our product development efforts, manufacturing facilities, distribution network and sales and marketing activities. Competitive pressures may also result in decreased demand for our products and in the loss of market share. In addition, we face, and will continue to face, pressure on sales prices of our products from competitors, as well as from large customers. As a result of any of these factors, there could be a material adverse effect on our sales and profitability.

  A failure to identify suitable acquisition candidates, to complete acquisitions and to integrate successfully the acquired operations could have a material adverse effect on our business.

   As part of our business strategy, we intend to pursue acquisitions of complementary businesses. Although we regularly evaluate acquisition opportunities, we may not be able to:

  .   successfully identify suitable acquisition candidates;

  .   obtain sufficient financing on acceptable terms to fund acquisitions;

  .   complete acquisitions; or

  .   profitably manage acquired businesses.

   Acquired operations may not achieve levels of sales, operating income or productivity comparable to those of our existing operations, or otherwise perform as expected. Acquisitions may also involve a number of special risks, some or all of which could have a material adverse effect on our business, results of operations and financial condition, including, among others:

  . our inability to integrate operations, systems and procedures and to eliminate redundancies and excess costs effectively;

  .   diversion of management's attention and resources; and

  .   difficulty retaining and training acquired key personnel.

  We may be unable to obtain raw materials on a timely basis, which could have a material adverse effect on our business.

   Our business is dependent upon a continuous supply of raw materials from third party suppliers. The principal raw materials used in our manufacturing operations include: nylon fiber and polypropylene resin, which are used exclusively in our carpet and rug business; talc, clay, impure nepheline syenite, pure nepheline syenite and various glazes, including frit (ground glass), zircon and stains, which are used exclusively in our ceramic tile business; and other materials. We purchase all of our impure nepheline syenite requirements from Minnesota Mining and Manufacturing Company and all of our pure nepheline syenite requirements from Unimin Corporation. Unimin is the only major supplier of pure nepheline syenite in North America. An extended interruption in the supply of these or other raw materials used in our business or in the supply of suitable substitute materials would disrupt our operations, which could have a material adverse effect on our business, financial condition and results of operations.

  We may be unable to pass on to our customers increases in the costs of raw materials and energy, which could have a material adverse effect on our profitability.

   Significant increases in the costs of raw materials and natural gas used in the manufacture of our products could have a material adverse effect on our operating margins and our business, financial condition and results of operations. We purchase nylon fiber, polypropylene resin, talc, clay, impure nepheline syenite, pure nepheline syenite, frit, zircon, stains and other materials from third party suppliers. The cost of some of these materials, like nylon and polypropylene resin, is related to oil prices. We also purchase significant amounts of natural gas to supply the energy required in some of our production processes. The prices of these raw materials and of natural gas vary with market conditions. Although we generally attempt to pass on increases in the costs of raw materials and natural gas to our customers, our ability to do so is, to a large extent, dependent upon the rate and magnitude of any increase, competitive pressures and market conditions for our products. There have been in the past, and may be in the future, periods of time during which increases in these costs cannot be recovered. During such periods of time, there could be a material adverse effect on our profitability.

  We have been, and may in the future be, subject to claims and liabilities under environmental, health and safety laws and regulations, which could be significant.

   Our operations are subject to various federal, state, local and foreign environmental, health and safety laws and regulations, including those governing air emissions, wastewater discharges, and the use, storage, treatment and disposal of hazardous materials. The applicable requirements under these laws are subject to amendment, to the imposition of new or additional requirements and to changing interpretations of agencies or courts. New or additional requirements could be imposed, and we could incur material expenditures to comply with new or existing regulations.

   The nature of our operations and previous operations by others at real property currently or formerly owned or operated by us and the disposal of waste at third party sites exposes us to the risk of claims under environmental, health and safety laws and regulations. We could incur material costs or liabilities in connection with such claims. We have been, and will continue to be, subject to these claims.

   The discovery of presently unknown environmental conditions, changes in environmental, health, and safety laws and regulations, enforcement of existing or new requirements or other unanticipated events could give rise to expenditures and liabilities, including fines or penalties, that could have a material adverse effect on our business, operating results or financial condition.

  We rely on our Monterrey, Mexico plant for a significant portion of our ceramic tile manufacturing capacity and any disruption in the plant's operations could negatively affect our business.

   Our Monterrey, Mexico manufacturing facility represents a significant portion of our total manufacturing capacity for ceramic tile. This facility contains five distinct manufacturing plants, three of which produce ceramic tile, one of which produces frit used in the production of manufactured tile and one of which produces refractories. Any disruption in the operations of this facility could result in a material adverse effect on our ceramic tile business and our operations as a whole.

  Changes in international trade laws and in the business, political and regulatory environment in Mexico could have a material adverse effect on our business.

   Our operations in Mexico include our Monterrey facility. Accordingly, an event that has a material adverse impact on our Mexican operations could have a material adverse effect on our operations as a whole. The business, regulatory and political environments in Mexico differ from those in the United States, and our Mexican operations are exposed to a number of inherent risks, including:

  . changes in international trade laws, such as the North American Free Trade Agreement, or NAFTA, affecting our import and export activities in Mexico;

  . changes in Mexican labor laws and regulations affecting our ability to hire and retain employees in Mexico;

  . currency exchange restrictions and fluctuations in the value of foreign currency;

  .   potentially adverse tax consequences;

  .   local laws concerning repatriation of profits;

  .   political conditions in Mexico;

  .   unexpected changes in the regulatory environment in Mexico; and

  .   changes in general economic conditions in Mexico.

  Future exchange rate fluctuations or inflation could have a material adverse effect on our results of operations.

   Our Mexican facility, which is considered an extension of our U.S. operations, primarily provides ceramic tile to our U.S. distribution network, and to a more limited extent, sells ceramic tile in Mexico. The facility has more peso-denominated expenses than revenues. This means that we realize a benefit when the peso devalues against the U.S. dollar, although this benefit may be offset by Mexican inflation. Any future increases in the Mexican inflation rate, which are not offset by devaluation of the peso, may negatively impact our results of operations. The Mexican peso has been and may in the future be, subject to significant fluctuations. To the extent that the peso appreciates against the U.S. dollar, there could be a material adverse effect on our business, financial condition and results of operations.

  We could face increased competition as a result of the General Agreement on Tariffs and Trade and the North American Free Trade Agreement.

   The United States is party to the General Agreement on Tariffs and Trade, or GATT. Under GATT, the United States currently imposes import duties on ceramic tile imported from countries outside North America at no more than 13%, to be reduced ratably to no less than 8.5% by 2004. Accordingly, as these duties decrease, GATT may stimulate competition from manufacturers from these countries, which now export, or may seek to export, ceramic tile to the United States. We are uncertain what effect GATT may have on our operations.

   NAFTA was entered into by Canada, Mexico and the United States and over a transition period will remove most customs duties imposed on goods traded among the three countries. In addition, NAFTA will remove or limit many investment restrictions, liberalize trade in services, provide a specialized means for settlement of, and remedies for, trade disputes arising under its laws and will result in new laws and regulations to further these goals. Although NAFTA lowers the tariffs imposed on our ceramic tile manufactured in Mexico and sold in the United States, it may also stimulate competition in the United States and Canada from manufacturers located in Mexico, which could negatively affect our business.

                                USE OF PROCEEDS

   This exchange offer is intended to satisfy our obligations under the exchange and registration rights agreement we executed when we issued the old notes. We will not receive any cash proceeds from this exchange offer. In exchange for old notes that you tender pursuant to this exchange offer, you will receive new notes in like principal amount. The old notes that are surrendered in exchange for the new notes will be retired and canceled by us upon receipt and cannot be reissued. Accordingly, the issuance of the new notes under this exchange offer will not result in any change in our outstanding debt.

   The net proceeds to us from the sale of the old notes on April 2, 2002 were approximately $691 million. We used approximately $601 million of the net proceeds to repay all amounts outstanding under our bridge credit facility used to finance a portion of the cash purchase price of our acquisition of Dal-Tile. We used approximately $90 million of the net proceeds to repay outstanding indebtedness under our revolving credit facility. Borrowings under our revolving credit facility will mature on January 28, 2004 and currently bear interest at LIBOR plus 0.25%, which was equal to approximately 2.11% on April 22, 2002.

                              THIS EXCHANGE OFFER

Purpose and Effect of this Exchange Offer

   The new notes to be issued in this exchange offer will be exchanged for the old notes that we issued on April 2, 2002. At that time, we issued $300 million of 6.50% notes due 2007 and $400 million of 7.20% notes due 2012. We issued the old notes in reliance upon an exemption from the registration requirements of the Securities Act. Concurrently, the initial purchasers of the old notes resold the old notes to investors believed to be "qualified institutional buyers" in reliance upon the exemption from registration provided by Rule 144A under the Securities Act and to non-U.S. persons in offshore transactions in reliance upon the exemption provided by Rule 903 or 904 of Regulation S of the Securities Act.

   In connection with the issuance of the old notes, we entered into an exchange and registration rights agreement with the initial purchasers pursuant to which we agreed:

  . to file with the SEC, on or prior to July 1, 2002, a registration statement under the Securities Act with respect to the issuance of the new notes in an exchange offer;

  . to use our reasonable best efforts to cause that registration statement to become effective under the Securities Act not later than September 27, 2002; and

  . to issue and exchange the new notes for all old notes validly tendered and not validly withdrawn prior to the expiration of the exchange offer.

   We have filed a copy of the exchange and registration rights agreement as an exhibit to the registration statement of which this prospectus is a part.

   Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties, we believe that the new notes issued pursuant to this exchange offer may be offered for resale, resold or otherwise transferred by a holder under United States federal securities laws without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:

  . the holder is acquiring the new notes in the ordinary course of business for investment purposes;

  . the holder is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in the distribution of the new notes (within the meaning of the Securities Act);

  . the holder is not a broker-dealer who purchased the old notes directly from us for resale pursuant to Rule 144A or any other available exemption under the Securities Act; and

  . the holder is not an "affiliate" of ours as defined in Rule 405 under the Securities Act.

   If you wish to participate in this exchange offer, you must represent to us in the letter of transmittal or through the DTC's ATOP that the conditions above have been met. However, we do not intend to request the SEC to consider, and the SEC has not considered, this exchange offer in the context of a no-action letter, and we cannot assure you that the staff of the SEC would make a similar determination with respect to this exchange offer. Therefore, if you transfer any new note delivered to you in this exchange offer without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your new notes from such requirements, you may incur liability under the Securities Act. We do not assume this liability or indemnify you against this liability, but we do not believe this liability would exist if the above conditions are met.

   If any holder is an affiliate of ours, or is engaged in or intends to engage in or has any arrangement or understanding with respect to the distribution of the new notes to be acquired pursuant to the exchange offer, that holder:

  .   may not rely on the applicable interpretations of the staff of the SEC;
      and

  . must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

   Each broker-dealer that receives new notes for its own account in exchange for old notes, where the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. See "Plan of Distribution."

   Except as described above, this prospectus may not be used for an offer to resell, a resale or other transfer of new notes.

   This exchange offer is not being made to, nor will we accept tenders for exchange from, holders of old notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of such jurisdiction.

Terms of the Exchange

   Upon the terms and subject to the conditions of this exchange offer, we will accept any and all old notes validly tendered prior to 5:00 p.m., New York time, on the expiration date. The date of acceptance for exchange of the old notes, and completion of the exchange offer, is the exchange date, which will be the first business day following the expiration date (unless extended as described in this document). We will issue, on or promptly after the exchange date, an aggregate principal amount of up to $700 million of new notes, $300 million of 6.50% notes due 2007 and $400 million of 7.20% notes due 2012, for a like principal amount of old notes tendered and accepted in connection with this exchange offer. The new notes issued in connection with this exchange offer will be delivered on the earliest practicable date following the exchange date. Holders may tender some or all of their old notes in connection with this exchange offer but only in $1,000 increments of principal amount.

   The terms of the new notes are identical in all material respects to the terms of the old notes, except that the new notes have been registered under the Securities Act and are issued free from any transfer restrictions or any covenant regarding registration. The new notes will evidence the same debt as the old notes and will be issued under the same indenture and be entitled to the same benefits under that indenture as the old notes being exchanged. As of the date of this prospectus, $300 million in aggregate principal amount of the old 6.50% notes due 2007 is outstanding and $400 million in aggregate principal amount of the old 7.20% notes due 2012 is outstanding.

   In connection with the issuance of the old notes, we arranged for the old notes originally purchased by qualified institutional buyers and any old notes sold in reliance on Regulation S under the Securities Act to be issued and transferable in book-entry form through the facilities of The Depository Trust Company, or DTC, acting as depositary. Except as described under "Description of the Notes--Form, Denominations, Book-Entry Procedures and Transfer," the new notes will be issued in the form of global notes registered in the name of DTC or its nominee and each beneficial owner's interest in the global notes will be transferable in book-entry form through DTC. See "Description of the Notes--Form, Denominations, Book-Entry Procedures and Transfer."

   Holders of old notes do not have any appraisal or dissenters' rights in connection with this exchange offer. Old notes that are tendered but not accepted in connection with this exchange offer will remain outstanding and be entitled to the benefits of the indenture under which they were issued. However, some registration and other rights under the exchange and registration rights agreement will terminate, and holders of the old notes generally will not be entitled to any registration rights under the exchange and registration rights agreement, subject to limited exceptions.

   We will be considered to have accepted validly tendered old notes if and when we have given written notice to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the new notes from us.

   If any tendered old notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events described in this prospectus or otherwise, we will return the old notes, without expense, to the tendering holder as promptly as possible after the expiration date.

   Holders who tender old notes will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes on the exchange of old notes in connection with this exchange offer. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with this exchange offer. See "--Fees and Expenses" below.

Expiration Date; Extensions; Amendments

   The expiration date for this exchange offer is 5:00 p.m., New York City
time, on       , 2002, unless extended by us, in our sole discretion, in which case the term "expiration date" for the exchange offer related to a particular series of old notes shall mean the latest date and time to which the exchange offer for such series is extended.

   We reserve the right, in our sole discretion:

  .   to delay accepting any old notes;

  . to extend this exchange offer with respect to either or both series of old notes;

  .   to amend the terms of this exchange offer in any manner; and

  . to terminate this exchange offer with respect to either or both series of old notes.

   If we amend this exchange offer in a manner that we consider material, we will disclose the amendment by means of a prospectus supplement, and we will extend this exchange offer for a period of five to ten business days.

   If we determine to make a public announcement of any delay, extension, amendment or termination of this exchange offer, we will do so by making a timely release through an appropriate news agency.

Interest on the New Notes

   Interest on the new notes will accrue at the rate of 6.50% per annum on the notes due 2007 and 7.20% per annum on the notes due 2012 from the most recent date to which interest on the old notes has been paid or, if no interest has been paid, from the date of the issuance of the old notes. Interest will be payable semiannually in arrears on April 15 and October 15, commencing on October 15, 2002. Holders whose old notes are accepted for exchange will be deemed to have waived the right to receive any interest accrued on the old notes.

Conditions to this Exchange Offer

   Despite any other term of this exchange offer, we will not be required to exchange any old notes and may terminate this exchange offer as provided in this prospectus before the acceptance of the old notes, if:

  . any action or proceeding is instituted or threatened in any court or by or before any governmental agency relating to this exchange offer that, in our reasonable judgment, might materially impair our ability to proceed with this exchange offer or materially impair the contemplated benefits of this exchange offer to us, or any material adverse development has occurred in any existing action or proceeding relating to us or any of our subsidiaries;

  . any change, or any development involving a prospective change, in our business or financial affairs or those of any of our subsidiaries has occurred that, in our reasonable judgment, might materially impair our ability to proceed with this exchange offer or materially impair the contemplated benefits of this exchange offer to us;

  . any law, statute, rule or regulation is proposed, adopted or enacted, that in our reasonable judgment might materially impair our ability to proceed with this exchange offer or materially impair the contemplated benefits of this exchange offer to us; or

  . any governmental approval has not been obtained, which approval we, in our reasonable discretion, consider necessary for the completion of this exchange offer as contemplated by this prospectus.

   The conditions listed above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions. We may waive these conditions in our reasonable discretion, in whole or in part, at any time and from time to time. The failure by us at any time to exercise any of the above rights shall not be considered a waiver of these rights, and these rights shall be considered ongoing rights that may be asserted at any time and from time to time.

   If we determine in our reasonable discretion that any of the conditions are not satisfied with respect to tenders of either series of old notes, we may:

  . refuse to accept any old notes and return all tendered old notes to the tendering holders;

  . extend this exchange offer and retain all old notes tendered before the expiration of this exchange offer, subject, however, to the rights of holders to withdraw these old notes (See "--Withdrawal of Tenders" below); or

  . waive unsatisfied conditions relating to the exchange offer for a particular series of old notes and accept all properly tendered old notes which have not been withdrawn.

Procedures for Tendering

   Unless the tender is made in book-entry form, to tender old notes in this exchange offer, a holder must:

  . complete, sign and date the appropriate letter of transmittal, or a facsimile of it;

  . have the signatures guaranteed if required by the relevant letter of transmittal; and

  . mail or otherwise deliver the letter of transmittal or the facsimile, the old notes and any other required documents to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date.

The blue letter of transmittal must be used to tender old notes due 2007 and the yellow letter of transmittal must be used to tender old notes due 2012.

   Any institution that is a participant in DTC's Book-Entry Transfer Facility system may make book-entry delivery of the old notes through DTC's Automated Tender Offer Program, or ATOP. ATOP enables a custodial entity, and the beneficial owner on whose behalf the custodial entity is acting, to electronically agree to be bound by the letter of transmittal. A letter of transmittal need not accompany tenders offered through ATOP.

   The tender by a holder of old notes will constitute an agreement between us and the holder in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

   The method of delivery of old notes and the letter of transmittal and all other required documents to the exchange agent is at the election and risk of the holders. Instead of delivery by mail, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the expiration date. No letter of transmittal or old notes should be sent to us. Holders may request their brokers, dealers, commercial banks, trust companies or nominees to effect the tenders for them.

   Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender its old notes should contact the registered holder promptly and instruct the registered holder to tender on behalf of the beneficial owner. If the beneficial owner wishes to tender on that owner's own behalf, the owner must, prior to completing and executing the appropriate letter of transmittal and delivery of the owner's old notes, either make appropriate arrangements to register ownership of the old notes in the owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take a considerable period of time.

   Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by an eligible guarantor institution as defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended, unless the old notes are tendered:

  . by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

  .   for the account of an "eligible guarantor institution."

   If the letter of transmittal is signed by a person other than the registered holder of the old notes, the old notes must be endorsed by the registered holder or accompanied by a properly completed bond power, in each case signed or endorsed in blank by the registered holder.

   If the letter of transmittal or any old notes or bond powers are signed or endorsed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing and, unless the requirement is waived by us, submit evidence satisfactory to us of their authority to act in that capacity with the letter of transmittal.

   We will determine all questions as to the validity, form, eligibility (including time of receipt) and acceptance and withdrawal of tendered old notes in our sole discretion. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes whose acceptance by us would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to any particular old notes either before or after the expiration date. Our interpretation of the terms and conditions of this exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within a time period determined by us.

   Although we intend to request the exchange agent to notify holders of defects or irregularities relating to tenders of old notes, none of we, the exchange agent nor any other person has any duty to give this notice or will incur any liability for failure to give this notice. Tenders of old notes will not be considered to have been made until such defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

   In addition, we reserve the right, as set forth above under the caption "-- Conditions to this Exchange Offer," to terminate the exchange offer with respect to either or both series of old notes.

   By tendering old notes, each holder represents to us, among other things, that:

  . the new notes acquired in the exchange offer are being obtained in the ordinary course of business for investment purposes of the person receiving the new notes, whether or not such person is the holder;

  . neither the holder nor any such other person has an arrangement or understanding with any person to participate in the distribution of the new notes; and

  . neither the holder nor any other such person is our "affiliate" as defined in Rule 405 under the Securities Act.

   If the holder is a broker-dealer that will receive new notes for its own account in exchange for old notes, it will acknowledge that it acquired the old notes as the result of market-making activities or other trading activities and it will deliver a prospectus in connection with any resale of the new notes. See "Plan of Distribution."

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

Guaranteed Delivery Procedures

   A holder who wishes to tender its old notes and:

  .   whose old notes are not immediately available;

  . who cannot deliver the holder's old notes, the letter of transmittal or any other required documents to the exchange agent prior to the expiration date; or

  . who cannot complete the procedures for book-entry transfer before the expiration date may effect a tender if:

         .   the tender is made through an eligible guarantor institution;

         . before the expiration date, the exchange agent receives from the eligible guarantor institution:

             (1) a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail or hand delivery,

             (2) the name and address of the holder, and

             (3) the certificate number(s) of the old notes and the principal amount of old notes tendered, stating that the tender is being made and guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the appropriate letter of transmittal and the certificates representing the old notes (or a confirmation of book-entry transfer), and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent; and

         . the exchange agent receives, within three New York Stock Exchange trading days after the expiration date, a properly completed and executed letter of transmittal or facsimile, as well as the certificate(s) representing all tendered old notes in proper form for transfer or a confirmation of book-entry transfer, and all other documents required by the letter of transmittal.

Withdrawal of Tenders

   Except as otherwise provided in this prospectus, tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

   To withdraw a tender of old notes, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth herein prior to 5:00 p.m., New York City time, on the expiration date. Any notice of withdrawal must:

  . specify the name of the person who deposited the old notes to be withdrawn;

  . identify the old notes to be withdrawn, including the certificate number or numbers and principal amount of the old notes;

  . be signed by the depositor in the same manner as the original signature on the letter of transmittal by which the old notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee register the transfer of the old notes into the name of the person withdrawing the tender; and

  . specify the name in which any old notes are to be registered, if different from that of the depositor.

   We will determine all questions as to the validity, form and eligibility (including time of receipt) of withdrawal notices. Any old notes so withdrawn will be considered not to have been validly tendered for purposes of the exchange offer, and no new notes will be issued in exchange for these old notes unless the old notes withdrawn are validly re-tendered. Any old notes that have been tendered but are not accepted for exchange or are withdrawn will be returned to the holder without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be re-tendered by following one of the procedures described above under the caption "--Procedures for Tendering" at any time prior to the expiration date.

Exchange Agent

   Wachovia Bank, National Association has been appointed as exchange agent in connection with this exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent, at its offices at 999 Peachtree Street, N.E., Atlanta, Georgia 30309, Attention: Corporate Trust Group. The exchange agent's telephone number is (404) 827-7352 and facsimile number is (404) 827-7305.

Fees and Expenses

   We will not make any payment to brokers, dealers or others soliciting acceptances of this exchange offer. We will pay some other expenses to be incurred in connection with this exchange offer, including the fees and expenses of the exchange agent as well as accounting and legal fees.

   Holders who tender their old notes for exchange will not be obligated to pay transfer taxes. If, however:

  . new notes are to be delivered to, or issued in the name of, any person other than the registered holder of the old notes tendered;

  . tendered old notes are registered in the name of any person other than the person signing the letter of transmittal; or

  . a transfer tax is imposed for any reason other than the exchange of old notes in connection with this exchange offer,

then the amount of any transfer taxes, whether imposed on the registered holder or any other persons, will be payable by the tendering holder. If satisfactory evidence of payment of these taxes or exemption from them is not submitted with the letter of transmittal, the amount of these transfer taxes will be billed directly to the tendering holder.

Accounting Treatment

   The new notes will be recorded at the same carrying value as the old notes as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon the completion of this exchange offer.

Consequences of Failing to Properly Tender Old Notes in the Exchange Offer

   Issuance of the new notes in exchange for the old notes under this exchange offer will be made only after timely receipt by the exchange agent of the old notes, a properly completed and duly executed letter of transmittal and all other required documents. Therefore, holders desiring to tender old notes in exchange for new notes should allow sufficient time to ensure timely delivery. We are under no duty to give notification of defects or irregularities to tenders of old notes. Old notes that are not tendered or that are tendered but not accepted by us will, following completion of this exchange offer, continue to be subject to the existing restrictions upon transfer under the Securities Act, and, upon completion of this exchange offer, certain registration rights under the exchange and registration rights agreement will terminate.

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

   In the event the exchange offer is completed, we generally will not be required to register the remaining old notes, subject to limited exceptions. Remaining old notes will continue to be subject to the following restrictions on transfer:

  . the remaining old notes may be resold only if registered pursuant to the Securities Act, if any exemption from registration is available, or if neither registration nor an exemption is required by law, and

  . the remaining old notes will bear a legend restricting transfer in the absence of registration or an exemption.

   We do not currently anticipate that we will register the remaining old notes under the Securities Act. To the extent that old notes are tendered and accepted in connection with this exchange offer, any trading market for remaining old notes could be adversely affected.

                           DESCRIPTION OF THE NOTES

Titles

   6.50% Notes due April 15, 2007, Series C (the "new notes due 2007") and 7.20% Notes due April 15, 2012, Series D (the "new notes due 2012" and, together with the new notes due 2007, the "new notes").

General

   Mohawk will issue the new notes as two separate series of debt securities under an indenture dated as of April 2, 2002, between Mohawk and Wachovia Bank, National Association, as trustee. The form and terms of the new notes will be identical in all material respects to the form and terms of the old notes, except that:

  .   the new notes will bear a different CUSIP number from the old notes;

  . the issuance of the new notes will be registered under the Securities Act and therefore, the new notes will not bear legends restricting the transfer thereof; and

  . holders of the new notes will not be entitled to certain rights of holders of old notes under the exchange and registration rights agreement, including the provisions thereof which provide for an increase in the interest rate of the old notes in certain circumstances relating to the timing of this exchange offer, which rights will terminate when this exchange offer is consummated.

The new notes will evidence the same debt as the old notes. Upon issuance of the new notes, the indenture will be subject to and governed by the Trust Indenture Act of 1939, as amended.

   The following description of the provisions of the indenture is only a summary. You should read the entire indenture carefully before investing in the new notes. You can obtain a copy of the indenture by following the directions under the caption "Where You Can Find More Information" in this prospectus.

   Unless otherwise indicated, capitalized terms used in the following summary that are defined in the indenture have the meanings used in the indenture. As used in this "Description of Notes," references to "Mohawk" refer to Mohawk Industries, Inc. and do not, unless the context otherwise indicates, include Mohawk's subsidiaries.

Principal, Maturity and Interest

   The new notes will be two separate series of unsecured debt securities under the indenture. The amount of debt securities that Mohawk may issue under the indenture is unlimited. Mohawk will issue the new notes due 2007 initially in an aggregate principal amount of $300 million and will issue the new notes due 2012 initially in an aggregate principal amount of $400 million. After completion of this exchange offering, Mohawk may issue additional notes from each series of notes offered hereby without your consent and without notifying you. Any such additional notes will have the same ranking, interest rate, maturity date, redemption rights and other terms as the applicable series of notes offered by this prospectus. Any such additional notes, together with the applicable series of notes offered hereby, will constitute a single series of debt securities under the indenture. The notes will be issued in principal amounts of $1,000 and any integral multiple thereof.

   The new notes due 2007 will mature on April 15, 2007, and the new notes due 2012 will mature on April 15, 2012. Each series of new notes will bear interest at the applicable rate set forth on the cover page of this prospectus, payable semiannually in arrears, on April 15 and October 15 of each year, commencing October 15, 2002, to the registered holders thereof on the preceding April 1 or October 1, as the case may be.

   The new notes will not have the benefit of a sinking fund.

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

Ranking

   The new notes will be Mohawk's senior unsecured obligations. Payment of the principal and interest on the new notes will rank equally with all of Mohawk's other unsecured and unsubordinated debt and senior to its subordinated debt. The new notes effectively will be subordinated to any secured indebtedness of Mohawk to the extent of any such security. On a pro forma basis after giving effect to the consummation of the Transactions, as of December 31, 2001, Mohawk would have had approximately $480 million of indebtedness that would have ranked equally with the new notes, no indebtedness that would have ranked junior to the new notes, and approximately $11 million of secured indebtedness that would have been effectively senior to the new notes to the extent of the applicable security.

   Nearly all of Mohawk's operations are conducted through its subsidiaries. Accordingly, Mohawk's cash flow and its ability to service debt, including the new notes, are entirely dependent upon the earnings of Mohawk's subsidiaries and the distribution of those earnings to, or upon other payments of funds by those subsidiaries to, Mohawk. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due on the new notes or to make funds available for such payments, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to Mohawk by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries, and are subject to various business considerations.

   Any right of Mohawk to receive assets of any of its subsidiaries upon their liquidation or reorganization, and the resulting right of the holders of the new notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that Mohawk is itself recognized as a creditor of such subsidiary, in which case Mohawk's claims would be effectively subordinated to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by Mohawk. On a pro forma basis after giving effect to the Transactions, as of December 31, 2001, Mohawk's subsidiaries would have had outstanding approximately $820 million of liabilities.

Redemption At Mohawk's Option

   Mohawk may, at its option, redeem some or all of any series of notes at any time and from time to time at a redemption price equal to the greater of the following amounts, plus, in each case, accrued and unpaid interest to the redemption date:

  .   100% of the principal amount of the notes to be redeemed, or

  . as determined by the Independent Investment Banker, the sum of the present values of the remaining principal amount and scheduled payments of interest on such notes to be redeemed (not including any portion of payments of interest accrued as of the redemption date), discounted to the redemption date in accordance with customary market practice on a semiannual basis at the Treasury Rate plus 25 basis points.

   The redemption price will be calculated assuming a 360-day year consisting of twelve 30-day months. For purposes of calculating the redemption price, the following terms will have the meanings set forth below:

   "Treasury Rate" means, with respect to any redemption date, the rate per year equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated on the third business day preceding the redemption date, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

   "Comparable Treasury Issue" means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the applicable series of notes to be redeemed that would be used, at the time of selection and in accordance with customary market practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

   "Comparable Treasury Price" means, with respect to any redemption date:

  . the average of the bid and asked prices for the Comparable Treasury Issue (expressed as a percentage of its principal amount) on the third business day preceding the redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or

  . if such release (or any successor release) is not published or does not contain such prices on such business day:

      - the average of the Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest of the Reference Treasury Dealer Quotations, or

      - if the trustee obtains fewer than three Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations so received.

   "Independent Investment Banker" means one of the Reference Treasury Dealers selected by the trustee after consultation with Mohawk.

   "Reference Treasury Dealer" means each of Goldman, Sachs & Co., First Union Securities, Inc. and SunTrust Capital Markets, Inc. and their respective successors, unless any of them ceases to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), in which case Mohawk shall substitute another nationally recognized investment banking firm that is a Primary Treasury Dealer.

   "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding that redemption date.

   Mohawk will mail notice of any redemption at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed. If Mohawk redeems less than all of a particular series of notes, the trustee will select the particular notes to be redeemed by lot or pro rata by series or by another method the trustee deems fair and appropriate.

   Unless Mohawk defaults in the payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption.

Restrictive Covenants

   Some of the defined terms used in the following subsections are defined below under "Definitions for Restrictive Covenants."

  Limitations on Liens

   If, after the date of the indenture, Mohawk or any Consolidated Subsidiary issues, incurs, assumes, creates, guarantees or becomes directly or indirectly liable with respect to (including as a result of an acquisition (by way of merger, consolidation or otherwise)) any Debt secured by a Lien on any Principal Property or on any shares of capital stock of any Consolidated Subsidiary (in each case, whether now owned or hereafter acquired), Mohawk must secure the notes equally and ratably with (or prior to) such secured Debt, unless, after giving effect to such transaction, including any simultaneous permanent repayment of any secured Debt, the aggregate amount of all Debt secured by a Lien on any Principal Property or on any shares of capital stock of any Consolidated Subsidiary, together with all Attributable Debt in respect of Sale and Leaseback Transactions involving Principal Properties, would not exceed 10% of the Consolidated Net Tangible Assets of Mohawk and the Consolidated Subsidiaries. The aggregate amount of all secured Debt referred to in the preceding sentence shall exclude existing secured Debt that has been secured equally and ratably with the notes. See "Limitations on Sale and Leaseback Transactions" below.

   This restriction does not apply to, and there will be excluded from secured Debt in any computation under such restriction or under the covenant "--Limitations on Sale and Leaseback Transactions," Debt secured by:

  . Liens on any property existing at the time of acquisition thereof (including by way of merger or consolidation); provided that any such Lien was in existence prior to the date of such acquisition, was not incurred in anticipation thereof and does not extend to any other property, and that the principal amount of Debt secured by each such Lien does not exceed the cost to Mohawk or such Consolidated Subsidiary of the property subject to the Lien, as determined in accordance with generally accepted accounting principles;

  .   Liens in favor of Mohawk or a Consolidated Subsidiary;

  . Liens in favor of governmental bodies to secure progress or advance payments pursuant to any contract or provision of any statute;

  . Liens created or incurred in connection with an industrial revenue bond, industrial development bond, pollution control bond or similar financing arrangement between Mohawk or a Consolidated Subsidiary and any federal, state or municipal government or other governmental body or quasi-governmental agency;

  . Liens on property to secure all or part of the cost of acquiring, substantially repairing or altering, constructing, developing or substantially improving the property, or to secure Debt incurred for any such purpose; provided that any such Lien relates solely to the property subject to the Lien and that the principal amount of Debt secured by each such Lien was incurred concurrently with, or within 18 months of, such acquisition, repair, alteration, construction, development or improvement and does not exceed the cost to Mohawk or such Consolidated Subsidiary of the property subject to the Lien, as determined in accordance with generally accepted accounting principles; and

  . any extension, renewal or replacement of any Lien referred to above; provided, that such extension, renewal or replacement Lien will be limited to the same property that secured the Lien so extended, renewed or replaced and will not exceed the principal amount of Debt so secured at the time of such extension, renewal or replacement and that such principal amount of Debt so secured shall continue to be included in the computation in the first paragraph of this covenant and under the covenant "--Limitations on Sale and Leaseback Transactions" to the extent so included at the time of such extension, renewal or replacement.

  Limitations on Sale and Leaseback Transactions

   Neither Mohawk nor any Consolidated Subsidiary may enter into any Sale and Leaseback Transaction involving any Principal Property unless:

  . after giving effect thereto, the aggregate amount of all Attributable Debt with respect to Sale and Leaseback Transactions plus the aggregate amount of Debt secured by Liens incurred without equally and ratably securing the notes pursuant to the covenant "--Limitations on Liens" above would not exceed 10% of the Consolidated Net Tangible Assets of Mohawk and the Consolidated Subsidiaries; or

  . within 180 days of such Sale and Leaseback Transaction, Mohawk or such Consolidated Subsidiary applies to (a) the retirement or prepayment, and in either case, the permanent reduction, of Funded Debt of Mohawk or any Consolidated Subsidiary (including that in the case of a revolver or similar arrangement that makes credit available, such commitment is so permanently reduced by such amount), or (b) the purchase of other property that will constitute Principal Property, subject to certain limitations, an amount not less than the greater of:

      -  the Net Proceeds of the Sale and Leaseback Transaction; or

      - the fair market value of the Principal Property so leased at the time of such transaction.

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

   This restriction will not apply to any Sale and Leaseback Transaction, and there shall be excluded from Attributable Debt in any computation described herein or above under "--Limitations on Liens" with respect to any such transaction:

  . solely between Mohawk and a Consolidated Subsidiary or solely between Consolidated Subsidiaries;

  . financed through an industrial revenue bond, industrial development bond, pollution control bond or similar financing arrangement between Mohawk or a Consolidated Subsidiary and any federal, state or municipal government or other governmental body or quasi-governmental agency; or

  . in which the applicable lease is for a period, including renewal rights, of three years or less.

Definitions for Restrictive Covenants

   "Attributable Debt" means, on the date of any determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction, including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the interest rate set forth or implicit in the terms of such lease or, if not practicable to determine such rate, the weighted average interest rate per annum borne by the notes, in either case compounded semiannually. "Net rental payments" means the total amount of rent payable by the lessee after excluding amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water rates and similar charges.

   "Consolidated Net Tangible Assets" means, on the date of any determination, the aggregate amount of assets, less applicable reserves and other properly deductible items, after deducting from that net amount:

  .   all current liabilities; and

  .   goodwill and other intangibles,

in each case as set forth on the most recently available consolidated balance sheet of Mohawk and the Consolidated Subsidiaries, in accordance with generally accepted accounting principles.

   "Consolidated Subsidiary" means a Subsidiary of Mohawk, except a Subsidiary of Mohawk that neither transacts any substantial portion of its business nor regularly maintains any substantial portion of its fixed assets within the United States, whose financial statements are consolidated with those of Mohawk in accordance with generally accepted accounting principles.

   "Debt" means, at any time, all obligations of Mohawk and each Consolidated Subsidiary, to the extent such obligations would appear as a liability upon the consolidated balance sheet of Mohawk and the Consolidated Subsidiaries, in accordance with generally accepted accounting principles, (1) for borrowed money, (2) evidenced by bonds, debentures, notes or other similar instruments, and (3) in respect of any letters of credit supporting any Debt of others, and all guarantees by Mohawk or any Consolidated Subsidiary of Debt of others.

   "Funded Debt" means (1) all Debt for money borrowed having a maturity of more than 12 months from the date as of which the determination is made or having a maturity of 12 months or less but by its terms being renewable or extendible beyond 12 months from such date at the option of the borrower (excluding any amount thereof included in current liabilities) and (2) all rental obligations payable more than 12 months from such date under leases that are capitalized in accordance with generally accepted accounting principles (such rental obligations to be included as Funded Debt at the amount so capitalized).

   "Lien" means any mortgage, pledge, hypothecation, encumbrance, security interest, statutory or other lien, or preference, priority or other security or similar agreement or preferential arrangement of any kind or nature whatsoever, including any conditional sale or other title retention agreement having substantially the same economic effect as any of these.

   "Net Proceeds" means, with respect to a Sale and Leaseback Transaction, the aggregate amount of cash or cash equivalents received by Mohawk or such Consolidated Subsidiary, less the sum of all payments, fees, commissions and expenses incurred in connection with such transaction, and less the amount (estimated reasonably and in good faith by Mohawk) of income, franchise, sales and other applicable taxes required to be paid by Mohawk or any Consolidated Subsidiary in connection with such transaction in the taxable year that such transaction is consummated or in the immediately succeeding taxable year, the computation of which shall take into account the reduction in tax liability resulting from any available operating losses and net operating loss carryovers, tax credits and tax credit carryforwards, and similar tax attributes.

   "Principal Property" includes any mill, manufacturing plant, warehouse or other similar facility or any parcel of real estate or group of contiguous parcels of real estate owned or leased by Mohawk or any Consolidated Subsidiary on the date of the indenture or is thereafter acquired or leased by Mohawk or any Consolidated Subsidiary and that is located within the United States and the gross book value, without deduction of any depreciation reserves, of which on the date as of which the determination is being made exceeds 1% of Consolidated Net Tangible Assets.

   "Sale and Leaseback Transaction" means any arrangement whereby Mohawk or any of its Subsidiaries has sold or transferred, or will sell or transfer, property and has or will take back a lease pursuant to which the rental payments are calculated to amortize the purchase price of the property substantially over the useful life of such property.

   "Subsidiary" means a corporation, a majority of the outstanding voting stock of which is owned, directly or indirectly, by Mohawk and/or by one or more of its other Subsidiaries, a partnership in which Mohawk or a Subsidiary of Mohawk is, at the time, a general partner, and any other entity in which Mohawk and/or one of its Subsidiaries, directly or indirectly, has a majority ownership interest.

Consolidation, Merger, Conveyance, Transfer or Lease

   Mohawk may not consolidate or merge with or into, or transfer or lease its assets substantially as an entirety to, any entity, unless:

  . Mohawk is the surviving entity or, if not, the successor entity formed by such consolidation or into which Mohawk is merged or which acquires or leases Mohawk's assets is organized and existing under the laws of any United States jurisdiction and expressly assumes Mohawk's obligations with respect to the notes and under the indenture; and

  . no default or event of default exists or will occur immediately after giving effect to the transaction.

Events of Default

   The following are events of default under the indenture with respect to any series of notes:

  . failure to pay principal of, or premium, if any, on such series of notes when due;

  . failure to pay any installment of interest on such series of notes when due, continued for 30 days;

  . failure to observe or perform any other covenant or agreement in such series of notes or the indenture, continued for 60 days after receipt by Mohawk of notice of such failure from the trustee or holders of at least 25% of the principal amount of such notes outstanding; and

  .   certain events of bankruptcy, insolvency or reorganization of Mohawk.

   If an event of default with respect to the outstanding notes of a particular series occurs and continues, either the trustee or the holders of at least 25% in aggregate principal amount of such series of outstanding notes may declare the principal amount of such series of notes to be due and payable immediately; provided that in the case of certain events of bankruptcy, insolvency or reorganization, such principal amount, or portion thereof, will automatically become due and payable without any action by the trustee or any holder. However, at any time after an acceleration with respect to notes of a particular series has occurred, but before a judgment or decree based on such acceleration has been obtained, the holders of a majority in aggregate principal amount of the outstanding notes of such series may, under certain circumstances, rescind and annul such acceleration. For information as to waiver of defaults, see "--Modification and Waiver."

   Subject to the duty of the trustee during default to act with the required standard of care, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless such holders have offered the trustee reasonable security or indemnity. Subject to such indemnification and certain other limitations, the holders of a majority in aggregate principal amount of the outstanding notes of a particular series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the notes of such series.

   Other than with respect to a lawsuit for the payment of principal, premium, if any, and interest on any series of notes when due, the indenture provides that no holder of such series of notes may institute any action against Mohawk under the indenture without first complying with the conditions set forth in the indenture.

   Mohawk will furnish to the trustee an annual statement as to Mohawk's performance of certain of its obligations under the indenture and as to any default in such performance.

Modification and Waiver

   Modifications and amendments of the indenture may be made by Mohawk and the trustee with the consent of holders of a majority in aggregate principal amount of any series of notes outstanding, except that no such modification or amendment may, without the consent of the holder of each outstanding note of the applicable series affected thereby:

  . change the stated maturity date of the principal of, or any installment of interest on, any such note;

  . reduce the principal amount of, or premium, if any, or interest on, any such note;

  . reduce the amount of principal payable upon acceleration of the maturity thereof;

  . change the place or currency of payment of principal of, or premium, if any, or interest on, any such note;

  . impair the right to institute suit for the enforcement of any payment on or with respect to any such note;

  . cause such notes to become subordinate in right of payment to any other Debt; or

  . reduce the percentage in aggregate principal amount of such series of outstanding notes the consent of the holders of which is required for modification or amendment of the indenture or for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults.

   Mohawk and the trustee may also modify and amend the indenture without the consent of any holder of notes in limited circumstances, such as clarifications and changes that would not adversely affect the holders.

   The holders of a majority in aggregate principal amount of any series of outstanding notes may, on behalf of the holders of all such notes, waive Mohawk's compliance with certain restrictive provisions of the indenture with respect to such series of notes. The holders of a majority in aggregate principal amount of any series of outstanding notes may, on behalf of the holders of all such notes, waive any past default under the indenture with respect to such notes, except a default in the payment of the principal of, or premium, if any, or interest on, such notes or in respect of any provision of the indenture with respect to such series of notes that cannot be modified or amended without the consent of the holder of each outstanding note of such series affected thereby.

Legal Defeasance and Covenant Defeasance

   The indenture provides that Mohawk may, at its option, elect to discharge its obligations with respect to any series of notes ("Legal Defeasance"). If Legal Defeasance occurs, Mohawk will be deemed to have paid and discharged all amounts owed under the applicable series of notes, and the indenture will cease to be of further effect as to such series of notes, except that:

   (1) holders will be entitled to receive timely payments for the principal of, premium, if any, and interest on, such series of notes, from the funds deposited for that purpose (as explained below);

   (2) Mohawk's obligations will continue with respect to the issuance of temporary notes, the registration of notes, and the replacement of mutilated, destroyed, lost or stolen notes of the applicable series;

   (3) the trustee will retain its rights, powers, duties, and immunities, and Mohawk will retain its obligations in connection therewith; and

   (4) other Legal Defeasance provisions of the indenture will remain in effect.

   In addition, Mohawk may, at its option and at any time, elect to cause the release of its obligations with respect to most of the covenants in the indenture ("Covenant Defeasance") with respect to any series of notes. If Covenant Defeasance occurs, certain events (not including non-payment events and bankruptcy, insolvency and reorganization events) relating to Mohawk described under "Events of Default" will no longer constitute events of default with respect to such notes. Mohawk may exercise Legal Defeasance regardless of whether it previously exercised Covenant Defeasance.

   In order to exercise either Legal Defeasance or Covenant Defeasance (each, a "Defeasance") with respect to any series of notes:

   (1) Mohawk must irrevocably deposit with the trustee, in trust, for the benefit of holders of the notes, U.S. legal tender, U.S. government securities or a combination thereof, in amounts that will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on, the applicable series of notes on the stated date for payment or any redemption date thereof, and the trustee must have, for the benefit of holders of such notes, a valid, perfected, exclusive security interest in the trust;

   (2) in the case of Legal Defeasance, Mohawk must deliver to the trustee an opinion of counsel in the United States reasonably acceptable to the trustee confirming that:

      (A) Mohawk has received from, or there has been published by, the Internal Revenue Service, a ruling or

      (B) since the date of the indenture, there has been a change in the applicable federal income tax law,

in either case to the effect that holders of such series of notes will not recognize income, gain or loss for federal income tax purposes as a result of the Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the Legal Defeasance had not occurred;

   (3) in the case of Covenant Defeasance, Mohawk must deliver to the trustee an opinion of counsel in the United States reasonably acceptable to the trustee confirming that holders of such series of notes will not recognize income, gain or loss for federal income tax purposes as a result of the Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the Covenant Defeasance had not occurred;

   (4) no default or event of default may have occurred and be continuing under the indenture on the date of the deposit with respect to such notes; in addition, no event of default relating to bankruptcy or insolvency may occur at any time from the date of the deposit to the 91st calendar day thereafter;

   (5) the Defeasance may not result in a breach or violation of, or constitute a default under the indenture or any other material agreement or instrument to which Mohawk or any of its Consolidated Subsidiaries is a party or by which Mohawk or any of its Consolidated Subsidiaries is bound;

   (6) Mohawk must deliver to the trustee an officers' certificate stating that the deposit was not made by Mohawk with the intent to hinder, delay or defraud any other of its creditors; and

   (7) Mohawk must deliver to the trustee an officers' certificate confirming the satisfaction of conditions in clauses (1) through (6) above, and an opinion of counsel confirming the satisfaction of the conditions in clauses (1) (with respect to the validity and perfection of the security interest), (2), (3) and
(5) above.

   The Defeasance will be effective on the earlier of (i) the 91st day after the deposit, and (ii) the day on which all the conditions above have been satisfied.

   If the amount deposited with the trustee to effect a Defeasance is insufficient to pay the principal of, premium, if any, and interest on, the applicable series of notes when due, or if any court enters an order directing the repayment of the deposit to Mohawk or otherwise making the deposit unavailable to make payments under such series of notes when due, then (so long as the insufficiency exists or the order remains in effect) Mohawk's obligations under the indenture and such series of notes will be revived, and the Defeasance will be deemed not to have occurred.

Form, Denomination, Book-Entry Procedures and Transfer

   Mohawk will issue the new notes only in fully registered form, without interest coupons. The new notes are collectively referred to herein as the "Global Notes." Each of the Global Notes initially will be deposited with the trustee, as custodian for the DTC, and registered in the name of DTC or its nominee. The new notes initially will be issued in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof. No service charge will be made for any registration of transfer or exchange of new notes, but Mohawk may require payment of a sum sufficient to cover any tax or government charge payable in connection therewith.

   Mohawk will cause to be kept at the office of the registrar a register in which, subject to such reasonable regulations as it may prescribe, Mohawk will provide for the registration of the new notes and registration of transfers of the new notes. Mohawk initially will appoint the trustee at its corporate trust office as paying agent and registrar for the new notes. Mohawk may vary or terminate the appointment of any paying agent or registrar, or appoint additional or other such agents or approve any change in the office through which any such agent acts; provided that there shall at all times be a paying agent and a registrar in the Borough of Manhattan, The City of New York, New York. Mohawk will cause notice of any resignation, termination or appointment of the trustee or any paying agent or registrar, and of any change in the office through which any such agent will act, to be provided to holders of the new notes.

   Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its Direct or Indirect Participants (each defined below), including, if applicable, those of Euroclear Bank S.A./ N.V., as operator of the Euroclear System ("Euroclear") and Clearstream Banking, societe anonyme ("Clearstream"), which may change from time to time.

   Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form, except in the limited circumstances described below. See "--Transfers of Interests in Global Notes for Certificated Notes."

  Depositary Procedures

   The following description of the operations and procedures of DTC, Euroclear and Clearstream is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them from time to time. Neither Mohawk nor the trustee takes any responsibility for these operations and procedures, and you are urged to contact the applicable system or its participants directly to discuss these matters.

   DTC has advised Mohawk that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Direct Participants") and to facilitate the clearance and settlement of transactions in those securities between Direct Participants through electronic book-entry changes in accounts of participants. The Direct Participants include securities brokers and dealers (including banks, trust companies, clearing corporations and certain other organizations, including Euroclear and Clearstream). Access to DTC's system is also available to other entities that clear through or maintain a direct or indirect custodial relationship with a Direct Participant (collectively, the "Indirect Participants").

   DTC has advised Mohawk that, pursuant to DTC's procedures, (i) DTC will maintain records of the ownership interests of the Direct Participants in the Global Notes and the transfer of ownership interests by and between Direct Participants. DTC will not maintain records of the ownership interests of, or the transfer of ownership interests by and between, Indirect Participants or other owners of beneficial interests in the Global Notes. Direct Participants and Indirect Participants must maintain their own records of the ownership interests of, and the transfer of ownership interests by and between, Indirect Participants and other owners of beneficial interests in the Global Notes.

   Investors in the Global Notes may hold their interests therein directly through DTC if they are Direct Participants in DTC or indirectly through organizations that are Direct Participants in DTC. Morgan Guaranty Trust Company of New York, Brussels office, is the operator and depositary of Euroclear and Citibank, N.A. is the operator and depositary of Clearstream (each a "Nominee" of Euroclear and Clearstream, respectively). Therefore, they will each be recorded on DTC's records as the holders of all ownership interests held by them on behalf of Euroclear and Clearstream, respectively. Euroclear and Clearstream must maintain on their own records the ownership interests of, and transfers of ownership interests by and between, their own customers' securities accounts. DTC will not maintain such records. All ownership interests in any Global Notes, including those of customers' securities accounts held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC.

   The laws of some states in the United States require that certain persons take physical delivery in definitive, certificated form, of securities that they own. This may limit or curtail the ability to transfer beneficial interests in a Global Note to such persons. Because DTC can act only on behalf of Direct Participants, which in turn act on behalf of Indirect Participants and others, the ability of a person having a beneficial interest in a Global Note to pledge such interest to persons or entities that are not Direct Participants in DTC, or to otherwise take actions in respect of such interests, may be affected by the lack of physical certificates evidencing such interests. For certain other restrictions on the transferability of the notes, see "--Transfers of Interests in Global Notes for Certificated Notes."

   Except as described in "--Transfers of Interests in Global Notes for Certificated Notes," owners of beneficial interests in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or holders thereof under the indenture for any purpose.

   Under the terms of the indenture, Mohawk and the trustee will treat the persons in whose names the notes are registered (including notes represented by Global Notes) as the owners thereof for the purpose of receiving payments and for any and all other purposes whatsoever with respect to the notes. Payments in respect of the principal, premium, if any, and interest on, Global Notes registered in the name of DTC or its nominee will be payable by the trustee to DTC or its nominee as the registered holder under the indenture. Consequently, neither Mohawk, the trustee nor any of Mohawk's or the trustee's agents has or will have any responsibility or liability for (i) any aspect of DTC's records or any Direct Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any of DTC's records or any Direct Participant's or Indirect Participant's records relating to the beneficial ownership interests in any Global Note or (ii) any other matter relating to the actions and practices of DTC or any of its Direct Participants or Indirect Participants.

   DTC has advised Mohawk that its current payment practice (for payments of principal, interest and the like) with respect to securities such as the notes is to credit the accounts of the relevant Direct Participants with such payment on the payment date in amounts proportionate to such Direct Participant's respective ownership interests in the Global Notes as shown on DTC's records. Payments by Direct Participants and Indirect Participants to the beneficial owners of the notes will be governed by standing instructions and customary practices between them and will not be the responsibility of DTC, the trustee or Mohawk. Neither Mohawk nor the trustee will be liable for any delay by DTC or its Direct Participants or Indirect Participants in identifying the beneficial owners of the notes, and Mohawk and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee as the registered owner of the notes for all purposes.

   The Global Notes will trade in DTC's Same-Day Funds Settlement System and, therefore, transfers between Direct Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in immediately available funds. Transfers between Indirect Participants (other than Indirect Participants who hold an interest in the notes through Euroclear or Clearstream) who hold an interest through a Direct Participant will be effected in accordance with the procedures of such Direct Participant but generally will settle in immediately available funds. Transfers between and among Indirect Participants who hold interests in the notes through Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

   Cross-market transfers between Direct Participants in DTC, on the one hand, and Indirect Participants who hold interests in the notes through Euroclear or Clearstream, on the other hand, will be effected by Euroclear's or Clearstream's respective Nominee through DTC in accordance with DTC's rules on behalf of Euroclear or Clearstream; however, delivery of instructions relating to cross-market transactions must be made directly to Euroclear or Clearstream, as the case may be, by the counterparty in accordance with the rules and procedures of Euroclear or Clearstream and within their established deadlines (Brussels time for Euroclear and UK time for Clearstream). Indirect Participants who hold interests in the notes through Euroclear and Clearstream may not deliver instructions directly to Euroclear's or Clearstream's Nominee. Euroclear or Clearstream will, if the transaction meets its settlement requirements, deliver instructions to its respective Nominee to deliver or receive interests on Euroclear's or Clearstream's behalf in the relevant Global
Note in DTC, and make or receive payment in accordance with normal procedures for same-day fund settlement applicable to DTC.

   Because of time zone differences, the securities accounts of an Indirect Participant who holds an interest in the notes through Euroclear or Clearstream purchasing an interest in a Global Note from a Direct Participant in DTC will be credited, and any such crediting will be reported to Euroclear or Clearstream, during the European business day immediately following the settlement date of DTC in New York. Although recorded in DTC's accounting records as of DTC's settlement date in New York, Euroclear and Clearstream customers will not have access to the cash amount credited to their accounts as a result of a sale of an interest in a Global Note to a DTC Participant until the European business day for Euroclear or Clearstream immediately following DTC's settlement date.

   DTC has advised Mohawk that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Direct Participants to whose account interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of the notes to which such Direct Participant or Direct Participants has or have given direction. However, if there is an event of default under the notes, DTC reserves the right to exchange Global Notes (without the direction of one or more of its Direct Participants) for legended notes in certificated form, and to distribute such certificated forms of notes to its Direct Participants. See "--Transfers of Interests in Global Notes for Certificated Notes."

   Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in Global Notes among Direct Participants, including Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. Neither Mohawk nor the trustee shall have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective Direct and Indirect Participants of their respective obligations under the rules and procedures governing any of their operations.

   The information in this section concerning DTC, Euroclear and Clearstream and their book-entry systems has been obtained from sources that Mohawk believes to be reliable, but Mohawk takes no responsibility for the accuracy thereof.

  Transfers of Interests in Global Notes for Certificated Notes

   A Global Note may be exchanged for definitive notes in registered, certificated form without interest coupons ("Certificated Notes") (i) if DTC
(x) notifies Mohawk that it is unwilling or unable to continue as depositary for the Global Notes and Mohawk thereupon fails to appoint a successor depositary within 90 days or (y) has ceased to be a clearing agency registered under the Exchange Act, (ii) if Mohawk, at its option, notifies the trustee in writing that Mohawk elects to cause the issuance of Certificated Notes or (iii) upon the request of the trustee or holders of a majority of the aggregate principal amount of outstanding notes if there shall have occurred and be continuing a default or an event of default with respect to the notes. In any such case, Mohawk will notify the trustee in writing that, upon surrender by the Direct and Indirect Participants of their interests in such Global Note, Certificated Notes will be issued to each person that such Direct and Indirect Participants and the DTC identify as being the beneficial owner of the related notes.

   Beneficial interests in Global Notes held by any Direct or Indirect Participant may be exchanged for Certificated Notes upon request to DTC, by such Direct Participant (for itself or on behalf of an Indirect Participant), to the trustee in accordance with customary DTC procedures. Certificated Notes delivered in exchange for any beneficial interest in any Global Note will be registered in the names, and issued in any approved denominations, requested by DTC on behalf of such Direct or Indirect Participants (in accordance with DTC's customary procedures).

   Neither Mohawk nor the trustee will be liable for any delay by the holder of any Global Note or DTC in identifying the beneficial owners of notes, and Mohawk and the trustee may conclusively rely on, and will be protected in relying on, instructions from the holder of the Global Note or DTC for all purposes.

  Same Day Settlement and Payment

   The indenture requires that payments in respect of the notes represented by the Global Notes (including principal, premium, if any, and interest on the notes) be made by wire transfer of immediately available same day funds to the accounts specified by the holder of interests in such Global Note. With respect to Certificated Notes, Mohawk will make all payments of principal, premium, if any, and interest by wire transfer of immediately available same day funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder's registered address. Mohawk expects that secondary trading in the Certificated Notes will also be settled in immediately available funds.

The Trustee

   Wachovia Bank, National Association is the trustee under the indenture. All payments of principal of, premium, if any, and interest on, and all registration, transfer, exchange, authentication and delivery of, the notes will be effected by the trustee at an office designated by the trustee in New York, New York.

   The indenture provides that, except during the continuance of an event of default, the trustee will perform only such duties as are specifically set forth in the indenture. During the existence of an event of default under the indenture with respect to any series of notes, the trustee will exercise such rights and powers vested in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. Subject to these provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of the notes, unless they shall have offered to the trustee security and indemnity satisfactory to the trustee.

   The indenture and provisions of the Trust Indenture Act contain limitations on the rights of the trustee, should it become a creditor of Mohawk, to obtain payment of claims in certain cases or to liquidate certain property received by it in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions with Mohawk or any of its affiliates. If the trustee acquires any conflicting interest, it must eliminate such conflict or resign.

   Affiliates of the trustee serve as trustee under various of Mohawk's debt instruments and as agents and lenders under Mohawk's revolving credit facility. In addition, one of the initial purchasers of the old notes is an affiliate of the trustee.

           MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

   This section describes the material United States federal tax consequences of owning and disposing of the notes and of exchanging old notes for new notes in this exchange offer. It applies to you only if you hold the notes as capital assets for tax purposes. This section does not discuss all aspects of United States federal income tax which may be important to you in light of your individual investment circumstances, and does not apply to you if you are a member of a class of holders subject to special rules, such as a dealer in securities or currencies, a trader in securities that elects to use a mark-to-market method of accounting for securities holdings, a bank or other financial institution, a life insurance company, a tax-exempt organization, a regulated investment company, a person that owns notes that are a hedge or that are hedged against interest rate or currency risks, a person that owns the notes as part of a straddle or conversion transaction for tax purposes, or a person whose functional currency for tax purposes is not the U.S. dollar.

   This section is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These authorities are subject to change, possibly on a retroactive basis. This discussion does not consider the effect of any applicable foreign, state, local, or other tax laws.

   The federal tax discussion set forth below is included for general information only and may not be applicable depending upon a holder's particular situation. Holders should consult their own tax advisors with respect to the tax consequences to them of the beneficial ownership and disposition of the notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

   This subsection describes the tax consequences to a United States holder of owning and disposing of the notes. You are a United States holder if you are a beneficial owner of a note and you are:

  .   a citizen or resident of the United States;

  . a corporation, partnership or other entity created or organized under the laws of the United States or political subdivision thereof;

  . an estate whose income is subject to United States federal income tax regardless of its source; or

  . a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If a partnership holds our notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our notes, you should consult your tax advisor. If you are not a United States holder, this section does not apply to you and you should refer to the section titled "Foreign Holders" below.

   Payments of Interest. The notes will not be considered as issued with "original issue discount" for U.S. federal income tax purposes. Accordingly, a United States holder will be taxed on any stated interest on its note as ordinary income at the time such holder receives the interest or when it accrues, depending on the holder's method of accounting for tax purposes.

   Exchange of Old Notes for New Notes Pursuant to this Exchange Offer. The exchange of the old notes for these substantially identical new notes registered under the Securities Act that do not differ materially in kind or extent from the old notes will not constitute a taxable event for United States federal income tax purposes. Accordingly, the exchange should have no United States federal income tax consequences to a United States holder, so that the United States holder's holding period and adjusted tax basis for a note would not be affected, and the United States holder would continue to take into account income in respect of a note in the same manner as before the exchange.

   Sale, Exchange or Redemption of a Note. Upon the disposition of a note by sale, exchange or redemption, a United States holder will generally recognize gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property a United States holder receives on the sale, exchange or redemption, except to the extent such amount is attributable to accrued interest not previously included in income, which is taxable as ordinary income, and (ii) such holder's adjusted federal income tax basis in the note. A United States holder's initial tax basis in a note generally will be the purchase price of the note. Such gain or loss will generally constitute capital gain or loss and will be long-term capital gain or loss if the United States holder has held the note for longer than one year. The deductibility of capital losses is subject to certain limitations.

Foreign Holders

   A foreign holder is a beneficial owner of a note that is not a United States holder. The following discussion is a summary of material United States federal tax considerations for a foreign holder of notes. Special rules may apply to certain foreign holders, such as "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies," and corporations that accumulate earnings to avoid United States federal income tax, that are subject to special treatment under the Code. These entities should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

   Payments of Interest. Subject to the discussion below concerning backup withholding, payments of interest on the notes by us or any paying agent of ours to any foreign holder will not be subject to U.S. federal income or withholding tax provided that (i) the foreign holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock, (ii) the certification requirement, as described below, has been fulfilled with respect to the beneficial owner of the note, and
(iii) the interest is not effectively connected with the conduct of a U.S. trade or business of the foreign holder.

   The certification requirement referred to above will be fulfilled if the beneficial owner of a note certifies on IRS Form W-8BEN (or other appropriate substitute form) under penalties of perjury, that the beneficial owner is not a U.S. person and provides its name and address, and (1) such beneficial owner files such IRS Form W-8BEN (or other appropriate substitute form) with the withholding agent or, (2) in the case of a note held on behalf of the beneficial owner by a securities clearing organization, bank or other financial institution holding customers' securities in the ordinary course of its trade or business that holds a note on behalf of such beneficial owner, such financial institution files a statement with the withholding agent in which it certifies, under penalties of perjury, that it has received the Form W-8BEN (or other appropriate substitute form) from the foreign holder and furnishes the withholding agent with a copy thereof.

   The gross amount of payments of interest that do not qualify for the exception from withholding described above will be subject to U.S. withholding tax at a rate of 30% unless a treaty applies to reduce or eliminate withholding and the foreign holder properly certifies to its entitlement to such treaty benefits. If the interest on the notes, however, is effectively connected with the conduct by the foreign holder (or a partnership in which the foreign holder is a partner, or a trust or estate of which the foreign holder is a beneficiary) of a business within the United States (or if a tax treaty applies, such interest is attributable to a permanent establishment maintained in the United States by the foreign holder) then such interest will generally be subject to tax to the foreign holder in the same manner as a United States holder. In addition, such effectively connected income received by a foreign holder which is a corporation may in certain circumstances be subject to an additional "branch profits tax" at a 30% rate or, if applicable, a lower treaty rate.

   Sale, Exchange or Redemption of a Note. A foreign holder generally will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale, exchange or redemption of notes unless (1) the holder is an individual who was present in the United States for 183 days or more during the taxable year of the sale, exchange or redemption, and certain other conditions are met, or (2) the gain is effectively connected with the conduct of a trade or business of the holder in the United States and, if a treaty applies, such gain is attributable to a permanent establishment maintained in the United States by such holder.

U.S. Federal Estate Tax

   A note held by an individual who is not for United States federal estate tax purposes a citizen or resident of the United States at the time of death will not be includable in the decedent's gross estate for United States federal estate tax purposes, provided that such holder or beneficial owner did not at the time of death actually or constructively own 10% or more of the combined voting power of our stock entitled to vote, and provided that, at the time of death, payments with respect to such note would not have been effectively connected with the conduct by such foreign holder of a trade or business within the United States.

Backup Withholding and Information Reporting

   Under current United States federal income tax law, a backup withholding tax at the tax rate of 30% for years 2002 and 2003, 29% for years 2004 and 2005, 28% for years 2006 through 2010 and 31% for years after 2010, and information reporting requirements apply to certain payments of principal and interest made to, and to proceeds of sale before maturity by, certain holders of the notes.

   In the case of a United States holder, information reporting requirements and a backup withholding tax will apply to payments of principal or interest, and payments of the proceeds of the sale of a note if the United States holder
(i) fails to furnish or certify properly its correct taxpayer identification number to the payer in the manner required, (ii) is notified by the IRS that it has failed to report payments of interest or dividends properly or (iii) under certain circumstances, fails to certify that it has not been notified by the IRS that it is subject to backup withholding for failure to report interest or dividend payments.

   Backup withholding and information reporting do not apply with respect to payments made to certain exempt recipients, including a corporation (within the meaning of Code Section 7701(a)). The amount of any backup withholding imposed upon a payment to a United States holder will be allowed as a credit against that holder's United States federal income tax liability and may entitle that holder to a refund, provided that required information is furnished to the IRS.

   In the case of a foreign holder, backup withholding and information reporting will generally not apply to payments of principal or interest made by us or our paying agent (absent actual knowledge that the holder is actually a United States holder) if the holder has provided the properly required certification under penalties of perjury that it is not a United States holder or has otherwise established an exemption. Failure to provide such certifications in accordance with the requirements of the Code and applicable Treasury Regulations could subject a holder to withholding even if such holder were otherwise entitled to an exemption from withholding.

   Foreign holders should consult their own tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining this exemption, if available, and the impact, if any, of the recent Treasury Regulations. Any amounts withheld from a payment to a foreign holder under the backup withholding rules will be allowed as a credit against that holder's United States federal income tax liability and may entitle that holder to a refund, provided that required information is furnished to the Internal Revenue Service.

                             PLAN OF DISTRIBUTION

   We are not using any underwriters for this exchange offer, and we are bearing the expenses of the exchange.

   Each broker-dealer that receives new notes for its own account pursuant to this exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes if the old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the date we issue the new notes and ending no later than the close of business on the date which is 180 days after the completion of this exchange offering, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale.

   We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to this exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of any new notes. Any broker-dealer that sells new notes that were received by it for its own account pursuant to this exchange offer and any broker or dealer that participates in a distribution of new notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit of any resale of the new notes and any commissions or concessions received by any of these persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

   For a period of up to 180 days after the completion of this exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests these documents in the letter of transmittal. We have agreed to pay all expenses incident to this exchange offer, other than commissions or concessions of any brokers or dealers, and will indemnify the holders of the old notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

   Alston & Bird LLP, our legal counsel, will pass upon various legal matters for us with respect to the new notes and the exchange offer.

                                    EXPERTS

   Our audited consolidated financial statements and schedules as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001 have been incorporated by reference into this prospectus and into the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

   The consolidated financial statements of Dal-Tile International Inc. and subsidiaries, as of December 28, 2001 and December 29, 2000, and for each of the years in the three-year period ended December 28, 2001 included in our Current Report on Form 8-K dated March 20, 2002, which has been incorporated herein by reference and which is referred to and made a part of this registration statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon and incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                                 [LOGO] MOHAWK
                                INDUSTRIES, INC.

   Offer to Exchange $300,000,000 of Its 6.50% Notes Due 2007, Series C and
              $400,000,000 of Its 7.20% Notes Due 2012, Series D,
         Registered under the Securities Act, for $300,000,000 of Its Outstanding Unregistered 6.50% Notes due 2007, Series A and $400,000,000 of Its
            Outstanding Unregistered 7.20% Notes due 2012, Series B

                                  PROSPECTUS


                                       , 2002

               PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers

   Under Delaware law, a corporation generally may indemnify directors and officers:

  . for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation; and

  . with respect to any criminal proceeding, if the directors and officers had no reasonable cause to believe that their conduct was unlawful.

   In addition, Delaware law provides that a corporation may advance to a director or officer expenses incurred in defending any action upon receipt of an undertaking by the director or officer to repay the amount advanced if it is ultimately determined that he or she is not entitled to indemnification.

   The Mohawk bylaws provide that any person who was or is a party or is threatened to be a party to, or is involved in any action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, because that person is or was a director or officer, or is or was serving at the request of Mohawk as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, will be indemnified and held harmless by Mohawk to the fullest extent permitted by Delaware law. The indemnification rights conferred by Mohawk are not exclusive of any other right which persons seeking indemnification may be entitled under any statute, Mohawk's certificate of incorporation or bylaws, any agreement, vote of stockholders or disinterested directors or otherwise. Mohawk is authorized to purchase and maintain insurance on behalf of its directors and officers.

   In addition, Mohawk may pay expenses incurred by its directors and officers in defending a civil or criminal action, suit or proceeding because they are directors or officers in advance of the final disposition of the action, suit or proceeding. The payment of expenses will be made only if Mohawk receives an undertaking by or on behalf of a director or officer to repay all amounts advanced if it is ultimately determined that the director or officer is not entitled to be indemnified by Mohawk, as authorized by Mohawk's certificate of incorporation and bylaws.

Item 21.  Exhibits and Financial Statement Schedules

(a) The following exhibits are filed as part of this registration statement:

Exhibit No.                                      Description of Exhibit
-----------                                      ----------------------
    4.1     Indenture, dated as of April 2, 2002, between Mohawk Industries, Inc. and Wachovia Bank, National
            Association, as trustee.

    4.2     Exchange and Registration Rights Agreement, dated as of April 2, 2002, by and among Mohawk
            Industries, Inc. and Goldman, Sachs & Co., First Union Securities, Inc. and SunTrust Capital
            Markets, Inc.

    4.3     Form of 6.50% Note Due 2007, Series C and Form of 7.20% Note Due 2012, Series D (included in
            Exhibit 4.1).

    5.1     Opinion of Alston & Bird LLP.

Exhibit No.                                       Description of Exhibit
-----------                                       ----------------------
   12.1     Statements re Computation of Ratios.

   23.1     Consent of Alston & Bird LLP (included in Exhibit 5.1).

   23.2     Consent of KPMG LLP.

   23.3     Consent of Ernst & Young LLP.

   24.1     Power of Attorney for the directors and officers of Mohawk Industries, Inc. (included on page II-4 hereof).

   25.1     Statement of Eligibility of Trustee on Form T-1.

Item 22.  Undertakings


A.  Rule 415 Offering

   The undersigned Registrant hereby undertakes:

   (1) To file, during any period in which offers or sales are being made, an effective amendment to this registration statement: (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

   (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B.  Subsequent Documents Incorporated By Reference

   The undersigned registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.  Indemnification of Officers, Directors and Controlling Persons

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities
Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person of the registrant in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

D.  Information Requests

   The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. The undertaking above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

   The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calhoun, State of Georgia on this 19th day of April, 2002.

                                               MOHAWK INDUSTRIES, INC.

                                               By:     /s/ JEFFREY S. LORBERBAUM
                                                   -----------------------------
                                                       Jeffrey S. Lorberbaum
                                                   President and Chief Executive
                                                              Officer

   We, the undersigned directors and officers of Mohawk Industries, Inc. do hereby constitute and appoint Jeffrey S. Lorberbaum and John D. Swift, and each of them, our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for us and in our name, place and stead, in any and all capacities, to sign any and all amendments including post effective amendments to this Registration Statement including any registration statement filed pursuant to Rule 462(b) under the Securities Act and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and we do hereby ratify and confirm all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on behalf of the registrant in the capacities and on the dates indicated.

           Name                        Title                         Date
           ----                        -----                         ----

 /s/ JEFFREY S. LORBERBAUM President, Chief Executive           April 19, 2002
--------------------------   Officer and Director
  Jeffrey S. Lorberbaum      (Principal Executive
                             Officer)

    /s/ JOHN D. SWIFT      Vice President and Chief             April 19, 2002
--------------------------   Financial Officer
      John D. Swift          (Principal Financial and
                             Accounting Officer)

    /s/ DAVID L. KOLB      Director                             April 19, 2002
--------------------------
      David L. Kolb

     /s/ LEO BENATAR       Director                             April 19, 2002
--------------------------
       Leo Benatar

  /s/ BRUCE C. BRUCKMANN   Director                             April 19, 2002
--------------------------
    Bruce C. Bruckmann

   /s/ JOHN F. FIEDLER     Director                             April 19, 2002
--------------------------
     John F. Fiedler

   /s/ LARRY W. MCCURDY    Director                             April 19, 2002
--------------------------
     Larry W. McCurdy

            Name                         Title                         Date
            ----                         -----                         ----

 /s/ W. CHRISTOPHER WELLBORN Director                             April 19, 2002
----------------------------
  W. Christopher Wellborn

  /s/ ROBERT N. POKELWALDT   Director                             April 19, 2002
----------------------------
    Robert N. Pokelwaldt

  /s/ SYLVESTER H. SHARPE    Director                             April 16, 2002
----------------------------
    Sylvester H. Sharpe